CARDERO RESOURCE CORP.

GENERAL	Notice of General Meeting of Shareholders
MEETING	Management Information Circular

Place:	Cardero Resource Corp.
Suite 2300 - 1177 West Hastings Street
Vancouver, BC V6E 2K3

Time:	2:00 p.m.

Date:	Wednesday, May 25, 2011

CARDERO RESOURCE CORP.

CORPORATE DATA	Head Office
Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia V6E 2K3
Telephone: 604-408-7488
Toll Free: 888-770-7488
Facsimile: 604-408-7499
Web Site: www.cardero.com

Directors	Officers

Hendrik Van Alphen	Hendrik Van Alphen, President & CEO
Leonard Harris	Mark Cruise, Vice President, Business Development
Lawrence Talbot	Keith Henderson, Vice-President, Exploration
Stephan Fitch	Michael W. Kinley, CFO
Murray Hitzman	Marla Ritchie, Corporate Secretary
Lawrence Talbot, Vice-President & General Counsel

Registrar & Transfer Agent

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Legal Counsel

Gowling Lafleur Henderson LLP	Dorsey & Whitney LLP
Suite 2300, 550 Burrard Street	701 Fifth Avenue, Suite 6100
Vancouver, British Columbia V6C 2B5	Seattle, Washington
USA 98104-7043

Auditor
Smythe Ratcliffe LLP
Chartered Accountants
Suite 700 – 355 Burrard Street
Vancouver, British Columbia
V6C 2G8

Listing

Toronto Stock Exchange
Symbol “CDU”

NYSE – Amex
Symbol “CDY”

Frankfurt Stock Exchange
Symbol “CR5”

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT that a general meeting (the “Meeting”) of the Shareholders of Cardero Resource Corp. (the “Company”) will be held at 2:00 p.m. (Vancouver time) on Wednesday, May 25, 2011, for the following purposes:

1.

to consider and, if thought advisable, to approve an ordinary resolution approving the issuance of such number of common shares of the Company as are required to acquire (the “Acquisition”) all of the outstanding common shares of Coalhunter Mining Corporation (“Coalhunter”), and as are issuable in connection with outstanding agreements of Coalhunter and the valid exercise of warrants and options of Coalhunter, all as more particularly set forth in the accompanying information circular; and

2.

to transact such further or other business, including without limitation such amendments or variations to any of the foregoing resolutions, as may properly come before the Meeting and any postponement or adjournment thereof.

Pursuant to the rules of the Toronto Stock Exchange, shareholder approval must be obtained in those instances where the number of securities issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities which are outstanding, on a non-diluted basis.

If the Acquisition is completed, it is anticipated that up to 23,590,147 common shares will be issued (representing approximately 39.66% of the current issued and outstanding common shares of the Company on a non-diluted basis), approximately 5,892,400 common shares will be issuable upon the exercise of Coalhunter options and warrants assumed by the Company (representing approximately 9.91% of the Company’s common shares on a non-diluted basis) and 400,000 common shares will be issuable upon the issuance of certain coal license tenures and property payments (representing approximately 0.67% of the Company’s common shares on a non-diluted basis) for a total of up to 29,882,547 common shares issued and made issuable (representing approximately 50.23% of the outstanding common shares on a non-diluted basis).

The Acquisition by the Company is proposed to be accomplished through the implementation of a plan of arrangement under the Business Corporations Act (British Columbia) involving Coalhunter, holders of Coalhunter shares and options and the Company.

Shareholders of the Company who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed Proxy/Voting Instruction Form and to mail it to or deposit it with Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the meeting, an executed Proxy/VIF must be received by Computershare prior to 2:00 p.m. (Vancouver Time) on May 23, 2011.

The Company has fixed the close of business on April 19, 2011 as the record date for the determination of Shareholders who are entitled to receive notice of, and to vote at, the Meeting. The transfer books of the Company will not be closed. Only Shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the Meeting. The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated into this notice. Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, as of this 21st day of April, 2011.

By Order of the Board

“Henk Van Alphen”

Henk Van Alphen
President & Director

SCHEDULE “A”	ACQUISITION RESOLUTIONS	A1
SCHEDULE “B”	INFORMATION ABOUT CARDERO RESOURCE CORP	B1
SCHEDULE “C”	INFORMATION ABOUT COALHUNTER MINING CORPORATION	C1
SCHEDULE “D”	AUDITED FINANCIAL STATEMENTS OF COALHUNTER MINING CORPORATION	D1
SCHEDULE “E”	PRO FORMA FINANCIAL STATEMENTS	E1

PRELIMINARY NOTES

Information Contained in this Information Circular

The information contained in this management information circular (the “Information Circular”) is given as at April 21, 2011 except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. Certain other terms used herein are defined under “Glossary of Terms” below. No person has been authorized to give any information or to make any representation in connection with the matters described herein other than those contained in this Information Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Company.

This Information Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation. Descriptions in this Information Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are merely summaries of the terms of those documents. Shareholders should refer to the full text of each of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement and the Plan of Arrangement may be viewed on SEDAR at www.sedar.com.

Information Concerning Coalhunter Mining Corporation

Certain information in this Information Circular pertaining to Coalhunter, including but not limited to, information pertaining to Coalhunter under “Matters to be Considered at the Meeting – The Acquisition”, “Information About Coalhunter” and the Carbon Creek Project, including but not limited to, information derived from the technical report dated January 12, 2011 entitled “Technical Report – Carbon Creek Coal Property, British Columbia, Canada” prepared for Coalhunter by Lawrence D. Henchel, PG of Norwest Corporation (the “Carbon Creek Technical Report”), available electronically under Coalhunter’s profile on the SEDAR website at www.sedar.com, has been furnished by Coalhunter or is derived from information provided by Coalhunter. Although the Company does not have any knowledge that would indicate that such information is untrue or incomplete, neither the Company nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Coalhunter’s financial statements or information derived from the Carbon Creek Technical Report, or for the failure by Coalhunter to disclose events or information that may affect the completeness or accuracy of such information.

Cautionary Statement Regarding Forward-looking Information and Statements

This Information Circular contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. These statements relate to future events or the future activities or performance of the Company. All statements, other than statements of historical fact are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. These forward-looking statements include, but are not limited to, statements concerning:

  the Company’s strategies and objectives, both generally and specifically in respect of Pampa el Toro and the Minnesota Iron/Titanium properties;

  the potential for the expansion of the estimated resources at Pampa el Toro;

  the timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s ongoing exploration programs on its properties;

  the Company’s estimates of the quality and quantity of the resources at its mineral properties;

  the timing and cost of the planned future exploration programs at the Minnesota Iron/Titanium properties, and the timing of the receipt of results therefrom;

  the Company’s future cash requirements;

  the potential for further upgrading of the concentrate from Pampa el Toro and the potential for the commercial production of pig iron from Pampa el Toro concentrate;

  the potential for the commercial recovery of titanium and vanadium from the slag resulting from the processing of Pampa el Toro concentrate to make pig iron;

  general business and economic conditions;

  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations; and

  information about Coalhunter and the Acquisition, including but not limited to, the Company’s business, operations and financial performance following the Acquisition.

Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors” and the AIF.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward-looking statements contained in this Information Circular. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the level and volatility of the price of commodities in general, and gold, silver, copper, iron ore, coal and vanadium and titanium in particular;

  general business and economic conditions;

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration programs, particularly at the Minnesota Iron/Titanium properties;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with its ongoing and planned exploration programs;

  the Company’s ability to attract and retain key staff;

  the accuracy of the Company’s resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete the planned work at the Minnesota Iron/Titanium properties;

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration programs at the Company’s properties and the Company’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of the Company with the underlying optionors/lessors and the applicable regulatory agencies;

  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole;

  the Company’s ability to negotiate and enter into appropriate off-take agreements for the potential products from any operation at Pampa el Toro; and

  the Company’s ability to overcome any potential difficulties in adapting pilot scale operations and testing to commercial scale operations.

In addition, forward-looking information and pro forma information herein is based on certain assumptions and involves risks related to the consummation or non-consummation of the Acquisition and the business and operations of the Company following the Acquisition. Pro forma information contained herein is based on the assumption that the Acquisition will be completed. Other assumptions include, but are not limited to, the ability of the Company following the Acquisition to realize the enhanced growth opportunities currently anticipated and to meet key production and cost estimates. Risks include the risk that upon completion of the Acquisition the market value of the Company’s shares will be different from the value at the time the Acquisition was agreed, that the conditions to the Acquisition will not be satisfied or waived, the Arrangement Agreement with respect to the Acquisition may be terminated and other risks discussed in this Information Circular and the AIF. Although the Company has attempted to identify important factors that could cause actions, events or results to differ materially from those described in forward-looking statements and pro forma information in this Information Circular, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information.

All of the forward-looking statements made in this Information Circular, including all documents incorporated by reference herein, are qualified by these cautionary statements. These forward-looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation, to update these forward-looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Notice to United States Shareholders

Neither the United States Securities and Exchange Commission (the “SEC”) nor the securities regulatory authorities in any state has passed on the fairness or merits of the Acquisition or the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offence.

The common shares of the Company to be issued under the Arrangement have not been registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof. Section 3(a)(l0) of the U.S. Securities Act provides an exemption from registration under the U.S. Securities Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on April 21, 2011 and, subject to the approval of the Coalhunter Resolutions at the Coalhunter Meeting, a hearing on the Arrangement is expected to be held on May 20, 2011 at 10:00 a.m. (Vancouver time) in the Court or as soon thereafter as is reasonably practicable.

Cardero is a corporation existing under the laws of the Province of British Columbia, Canada. Coalhunter is a corporation existing under the laws of the Province of British Columbia, Canada. The solicitations of proxies and the transactions contemplated in this Information Circular involve securities of Canadian issuers and are being effected in accordance with Canadian corporate and securities laws. The solicitations of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from such requirements under U.S. securities laws relating to United States companies.

Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to auditing and auditor independence standards in Canada, which differ from U.S. generally accepted accounting principles and auditing and auditor independence standards in the U.S. in certain material respects, and thus may not be comparable to financial statements of U.S. companies.

The enforcement by Shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that the Company and Coalhunter are organized under the laws of the Province of British Columbia, Canada, that some or all of their officers and directors and the experts named herein may be resident in jurisdictions outside the United States, and that all or a substantial portion of the assets of the Company and Coalhunter and such persons are located outside the United States. As a result, it may be difficult or impossible for Shareholders in the United States to effect service of process within the United States upon the Company, Coalhunter, their directors or officers, or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Caution Regarding Adjacent or Similar Mineral Properties

This Information Circular contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibits information of this type in documents filed with the SEC. As the Company meets the definition of a “foreign private issuer” under applicable SEC rules and is preparing this Information Circular pursuant to Canadian disclosure requirements under the Canada-U.S. Multi-Jurisdictional Disclosure System, this Information Circular is not subject to the requirements of SEC Industry Guide 7. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

Caution Regarding Reference to Resources and Reserves

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Information Circular have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States investors are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology set forth in SEC Industry Guide 7. Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”,“inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made. The SEC has taken the position that mineral reserves for a mineral property may not be designated unless: (i) competent professional engineers conduct a detailed engineering and economic study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate; (ii) a historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves; and (iii) the company has demonstrated that the mineral property will receive its governmental permits and the primary environmental document has been filed with the appropriate governmental authorities.

Caution Regarding Historical Results

Historical results of operations and trends that may be inferred from this Information Circular may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors – Share Price Volatility” in the AIF.

Currency and Exchange Rate Information

All dollar amounts in this Information Circular are expressed in Canadian dollars unless otherwise indicated. The Company’s accounts are maintained in Canadian dollars and the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada. All references to “U.S. dollars”, “USD” or to “US$” are to U.S. dollars, to “MXP” are to Mexican pesos, to “ARS” are to Argentinean pesos and to “PEN” are to Peruvian nuevo soles.

The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

Year ended October 31
	2010	2009	2008
Noon rate at end of year	US$0.9784	US$0.9382	US$0.8220
Average noon rate during year	US$0.9636	US$0.8552	US$0.9732
High for year	US$1.0039	US$0.9716	US$1.0905
Low for year	US$0.9278	US$0.7692	US$0.7726

The noon buying rate on April 21, 2011 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$1.0505.

Documents Incorporated by Reference

The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Information Circular:

(a)	annual information form of the Company for the financial year ended October 31, 2010, dated as of January 20, 2011 (the “AIF”);

(b)	the management information circular dated May 25, 2010 in respect of the 2010 annual general meeting;

(c)	the audited consolidated financial statements of the Company, the notes thereto and the auditor’s report thereon for the financial year ended October 31, 2010;

(d)	management’s discussion and analysis of the Company for the financial year ended October 31, 2010;

(e)	the unaudited consolidated interim financial statements of the Company and the notes thereto for the three month period ended January 31, 2011;

(f)	management’s discussion and analysis of the Company for the three month period ended January 31, 2011;

(g)	the technical report dated September 10, 2009 entitled “Pampa El Toro Mineral Resource Technical Report” prepared by SRK Consulting (South Africa) (Pty) Ltd. (the “Iron Sands Report”);

(h)

the technical report dated April 12, 2011 entitled “Longnose and Titac Iron-Titanium Exploration Project, Minnesota, USA – Exploration Results 2010/2011” prepared by EurGeol Keith J. Henderson and Stephen (Jayson) Ripke, QP MMSA (the “Minnesota Report”);

(i)	the Arrangement Agreement dated as of April 18, 2011 between the Company and Coalhunter;

(j)

the material change report of the Company dated April 18, 2011 with respect to the Company’s announcement of initial results from the 2011 resource definition drilling program on the Longnose and Titac Ferro-Titanium Projects in northern Minnesota, US and providing an update on the recent acquisition by the Company of additional common shares of Trevali Mining Corporation as a result of a plan of arrangement completed by Kria Resources Ltd. (“Kria”);

(k)

the material change report of the Company dated February 10, 2011 with respect to the Company’s announcement of final results from the 2010 resource definition drilling program on the Titac Ferro-Titanium Project in northern Minnesota, US and providing an update on the Organuallo drill program in northwestern Argentina;

(l)

the material change report of the Company dated February 10, 2011 with respect to the Company’s announcement that it had granted incentive stock options to certain directors, officers, employees and consultants of the Company;

(m)

the material change report of the Company dated February 2, 2011 with respect to the Company’s announcement that it acquired an additional 5,875,000 common shares of Kria by exercise of its warrants at a price of $0.20 per share and that the Company holds an aggregate of 20,875,000 common shares of Kria, representing approximately 19.97% of the issued and outstanding shares of Kria;

(n)	the material change report of the Company dated February 1, 2011 with respect to the Company’s announcement of the appointment of Ms. Nancy Curry as Manager, Corporate Communications for the Company;

(o)

the material change report of the Company dated December 24, 2010 with respect to the Company’s announcement of its participation in a private placement in Coalhunter whereby the Company acquired an additional 5,600,000 common shares of Coalhunter at a cost of $2,800,000, increasing the Company’s interest in Coalhunter to approximately 41.4% of Coalhunter; and

(p)

the material change report of the Company dated December 24, 2010 with respect to the Company’s announcement of its acquisition of an aggregate of 8,634,007 common shares of Abzu Gold Ltd. (“Abzu”), representing 16.32% of the common shares of Abzu, together with warrants to purchase an additional 3,782,000 common shares of Abzu.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President and General Counsel of the Company at Suite 2300 - 1177 West Hastings Street, Vancouver, BC V6E 2K3 (Telephone: (604) 408-7488). These documents, other than the Carbon Creek Technical Report, are also available electronically under the Company’s profile on the SEDAR website at www.sedar.com. The Carbon Creek Technical Report may be viewed electronically under Coalhunter’s profile on the SEDAR website at www.sedar.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Information Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

GLOSSARY OF TERMS

In this Information Circular, the following capitalized terms shall have the following meanings, in addition to other terms defined elsewhere in this Information Circular.

(a)

“Acquisition” means the acquisition by the Company of all of the outstanding Coalhunter Shares, and the issuance of common shares issuable in connection with the valid exercise of outstanding Coalhunter Special Warrants, Coalhunter Warrants, and certain Coalhunter Options, to be completed by way of an Arrangement;

(b)	“Acquisition Resolutions” means the resolutions to be presented to the Shareholders at the Meeting approving the Acquisition, attached to this Information Circular as Schedule “A”;

(c)	“AMEX” means the NYSE Amex LLC;

(d)	“Arrangement” means the arrangement under Section 288 of the BCBCA on the terms and conditions set out in the Plan of Arrangement;

(e)	“Arrangement Agreement” means the arrangement agreement dated April 18, 2011 between the Company and Coalhunter, as the same may be supplemented or amended from time to time;

(f)	“BCBCA” means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

(g)	“Business Day” means any day which is not a Saturday, Sunday or a day on which banks are not open for business in Vancouver, British Columbia;

(h)	“Coalhunter” means Coalhunter Mining Corporation, a company existing under the BCBCA;

(i)	“Coalhunter Broker Warrants” means the common share purchase warrants to purchase Coalhunter Shares;

(j)

“Coalhunter Meeting” means the special meeting of the holders of Coalhunter Shares, Coalhunter Special Warrants and Coalhunter Options and any adjournment thereof to be held to consider and, if deemed advisable, approve the Arrangement;

(k)	“Coalhunter Options” means the options exercisable for Coalhunter Shares;

(l)	“Coalhunter Share Purchase Warrants” means the common share purchase warrants to purchase Coalhunter Shares;

(m)	“Coalhunter Shares” means the common shares in the capital of Coalhunter;

(n)	“Coalhunter Special Warrants” means the special warrants exercisable for Coalhunter Shares;

(o)	“Coalhunter Warrants” means the Coalhunter Broker Warrants and the Coalhunter Share Purchase Warrants;

(p)	“common shares” means the common shares in the capital of the Company;

(q)	“Company” means Cardero Resource Corp., a company existing under the BCBCA and, unless the context requires otherwise or unless otherwise stated, terms such as “we”, “our”, “us” refer to the Company;

(r)	“Court” means the Supreme Court of British Columbia;

(s)

“Effective Date” means the second Business Day after all of the conditions to the completion of the Acquisition and the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or waiver of those conditions as of the Effective Date);

(t)	“Information Circular” means this information circular of the Company;

(u)

“Meeting” means the general meeting of Shareholders to be held at Suite 2300 - 1177 West Hastings Street, Vancouver, British Columbia, at 2:00 p.m. (Vancouver time) on Wednesday, May 25, 2011 to consider, among other matters, the Acquisition Resolutions, and any adjournment or postponement thereof;

(v)	“Notice of Meeting” means the notice to Shareholders calling the Meeting, which accompanies this Information Circular.

(w)	“Plan of Arrangement” means the plan of arrangement that is attached as Schedule “A” to the Arrangement Agreement and any amendment or variation thereto;

(x)	“Record Date” means April 19, 2011, being the date set by the Company for determining Shareholders entitled to receive notice of and vote at the Meeting;

(y)	“Registered Shareholder” means a holder of record of common shares of the Company;

(z)	“Shareholders” means at any time the holders at that time of common shares of the Company;

(aa)	“Stock Option Plan” means the 2004 share option plan of the Company as approved by Shareholders on March 26, 2009;

(bb)	“TSX” means the Toronto Stock Exchange;

(cc)	“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(dd)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; and

(ee)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of the Company at nominal cost. All costs of solicitation will be borne by the Company.

Appointment of Proxies

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, BY INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY. A Proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc. (the “Transfer Agent”), of 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, no later than 2:00 p.m., (Vancouver Time), on May 23, 2011.

Information for Non-Registered Shareholders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are “non-registered” Shareholders because the common shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only Registered Shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in such Shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting common shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the Proxy supplied to a Beneficial Shareholder by its broker is identical to the Proxy provided by the Company to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

This Information Circular and accompanying materials are being sent to both Registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“OBO’s”) and those who do not object to their identity being made known to the issuers of the securities they own (“NOBO’s”). Subject to the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBO’s from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBO’s. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Company has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBO’s. By choosing to send these materials to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, if you are a NOBO of the Company, you can expect to receive a scannable Voting Instruction Form (“VIF”) from the Transfer Agent. Please complete and return the VIF to the Transfer Agent in the envelope provided or by facsimile. In addition, telephone voting and internet voting can be found in the VIF. The Transfer Agent will tabulate the results of the VIF’s received from the Company’s NOBO’s and will provide appropriate instructions at the Meeting with respect to the common shares represented by the VIF’s they receive.

The Company’s OBO’s can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his, her or its broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the VIF provided to them and return the same to their broker (or the broker’s agent) or Broadridge in accordance with the instructions provided by such broker or Broadridge.

All references to Shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

Revocation of Proxies

A Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 2300 – 550 Burrard Street, Vancouver, British Columbia Canada V6C 2B5, at any time up to and including the last Business Day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies

The common shares represented by a properly executed Proxy in favour of persons proposed by management as proxyholders in the accompanying Proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the Proxy, be voted in accordance with the specification made in such Proxy.

ON A POLL, SUCH COMMON SHARES WILL BE VOTED AS DIRECTED BY MANAGEMENT OF THE COMPANY FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED, BY THE SHAREHOLDER.

The enclosed Proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed Proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter that may be brought before the Meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at the Record Date, 59,485,602 common shares were issued and outstanding.

Only Shareholders of record at the close of business on the Record Date who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a Shareholder or as a representative of one or more corporate Shareholders will have one vote, and on a poll every Shareholder present in person or represented by proxy and every person who is a representative of one or more corporate Shareholders will have one vote for each common share. Proxyholders are not entitled to vote on a show of hands.

In order to be effective, the Acquisition Resolutions to be submitted to Shareholders at the Meeting must be approved by the affirmative vote of not less than a majority of the votes cast thereon by Shareholders voting together as a single class.

To the best of the knowledge of the directors and executive officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Company other than:

		Percentage of Issued and
Name of Shareholder	Number of Shares	Outstanding

Luxor Capital Group, LP(1)	9,889,473	16.62%

(1)

The foregoing common shares are held by various accounts and funds managed by Luxor Capital Group, LP (“LCG”). LCG has control, but not ownership, of such common shares. This information is based upon an Early Warning Report dated March 10, 2011 and filed on SEDAR by LCG. No further alternative monthly reports have been filed since that date.

MATTERS TO BE CONSIDERED AT THE MEETING – THE ACQUISITION

Background to the Acquisition

In keeping with its bulk-commodity focus, in June 2010 the Company acquired a 49.9% interest in Coalhunter, with a right to increase its interest to 51% in certain circumstances and a right to maintain its percentage interest in Coalhunter so long as it holds at least a 10% interest. As of the date of this Information Circular, the Company holds approximately a 44.6% interest in Coalhunter. This strategic acquisition provides the Company with a significant exposure in the metallurgical coal market, and the potential to establish itself as an operator in that market.

Coalhunter is a private British Columbia company which has successfully negotiated a joint venture to explore and, if warranted, develop, certain coal deposits in the Carbon Creek coal field located in British Columbia’s northeast coalfield. The joint venture property consists of a lease of freehold coal and certain coal licenses issued by the British Columbia government. Coalhunter will hold a 75% interest in the joint venture and its co-venturer will hold a 25% carried interest. Coalhunter will be required to fund all exploration, development and mining costs, and the co-venturer will receive 25% of the net proceeds (after recovery by Coalhunter of its capital expenditures and ongoing operating costs). For additional information on Coalhunter, please see “Information About Coalhunter Mining Corporation” attached as Schedule “C”.

After the Company’s initial acquisition of its interest in Coalhunter, the management of both companies held a series of meetings to explore their mutual interest in a transaction and to consider the terms on which such a transaction might be carried out.

As discussions continued, the Boards of Directors and senior management of each company also continued to consider and assess other strategic alternatives available to them. Having each independently determined that it was worthwhile to give due consideration to a potential acquisition by way of a plan of arrangement, the Company and Coalhunter continued to negotiate the terms of the Acquisition.

On March 3, 2011 the companies executed a letter of intent setting forth the general terms and conditions for the Acquisition. On April 15, 2011, each of the Company’s Board and the Coalhunter Board approved the Arrangement Agreement. The Company and Coalhunter then signed the Arrangement Agreement and the Company issued a release announcing the Acquisition on April 21, 2011.

After careful consideration, the Board unanimously determined that the Acquisition is fair to Shareholders and that the Acquisition is in the best interests of the Company and the Shareholders. Accordingly, the Board unanimously recommends that Shareholders vote FOR the Acquisition Resolutions discussed below.

Reasons for the Acquisition

In the course of their evaluation of the Acquisition (and the Company’s initial acquisition of its interest in Coalhunter), the Board consulted with the Company’s senior management and legal counsel, reviewed a significant amount of information and considered a number of factors including, among others, the following:

  Strategic Acquisition. The Acquisition would increase the Company’s exposure in the metallurgical coal market and establish the Company as an operator in that market. In the Company’s view, the current strong global demand and constrained supply for coal, and the resulting upward price pressure, indicate that this is an optimal time to be acquiring and developing coal assets.

  Low Risk Geopolitical Environments. Coalhunter’s primary assets are in British Columbia with low geopolitical risk.

  Required Shareholder Approval. The Board considered that the Acquisition Resolutions must be approved by at least a simple majority of the votes cast at the Meeting, providing protection for Shareholders.

In the course of its deliberations, the Board also identified and considered a variety of risks (as described in greater detail under “Risk Factors” in this Information Circular) and potentially negative factors in connection with the Acquisition, including, but not limited to:

  The share exchange ratio is fixed and, as a result, the common shares issued on closing of the Acquisition may have a market value different than at the time of approval of the Acquisition by the Board.

  The completion of the Acquisition is subject to several conditions that must be satisfied or waived, including the Company and Coalhunter shareholder approvals and satisfaction of regulatory conditions. There can be no certainty that these conditions will be satisfied or waived.

  The issuance of a significant number of common shares pursuant to the Acquisition could adversely affect the market price of the common shares.

  The Shareholders will reduce their exposure to the potential upside of the Company’s properties including the Iron Sands and Longnose and Titac Iron-Titanium Exploration Project in Minnesota.

  The Company may not realize the benefits currently anticipated due to challenges and costs associated with integrating the operations and personnel of the Company and Coalhunter.

  Significant management time and attention will be diverted from the existing business of the Company in order to undertake the Acquisition, which could have an adverse impact on the Company.

The Board’s reasons for recommending the Acquisition include certain assumptions relating to forward-looking statements and such information and assumptions are subject to various risks. See “Cautionary Statement Regarding Forward-Looking Information and Statements” and “Risk Factors” in this Information Circular and the AIF.

The foregoing summary of the information and factors considered by the Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of Coalhunter and the Acquisition, the Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Board’s recommendation was made after considering all of the above-noted factors and in light of the Board’s knowledge of the business, financial condition and prospects of Coalhunter including its current shareholding in Coalhunter, and was also based on the advice of management. In addition, individual members of the Board may have assigned different weights to different factors.

The Acquisition – Securities of the Company Issuable

If the Acquisition is completed, the Company will acquire all of the issued and outstanding Coalhunter Shares and Coalhunter will become a wholly-owned subsidiary of the Company. In addition, certain convertible securities of Coalhunter will become exercisable to purchase common shares of the Company and the Company will purchase for cash certain Coalhunter Options held by persons that will not, following the Acquisition, be eligible to hold an incentive stock option under the Stock Option Plan.

As of the date of this Information Circular, Coalhunter has the following securities outstanding (other than securities owned by the Company):

Description of Coalhunter Security	Number Outstanding(1)	Exercise Price (if applicable)

Coalhunter Shares	20,687,684	not applicable
Coalhunter Special Warrants(2)	8,400,000	Nil
Coalhunter Options	350,000	$0.05
Coalhunter Options	125,000	$0.125
Coalhunter Options	400,000	$0.25
Coalhunter Options	1,500,000	$0.30
Coalhunter Options	570,000	$0.35
Coalhunter Share Purchase Warrants	600,000	$0.05
Coalhunter Share Purchase Warrants	600,000	$0.10
Coalhunter Share Purchase Warrants	2,000,000	$0.40
Coalhunter Broker Warrants	45,500	$0.125
Coalhunter Broker Warrants	840,000	$0.30
Coalhunter Broker Warrants	175,000	$0.35
Coalhunter Broker Warrants	560,000	$0.50

Notes:
(1)

An additional 500,000 Coalhunter Shares are issuable pursuant to a coal tenure option agreement dated May 18, 2010. Please see “Information About Coalhunter Mining Corporation” for a description of the agreement.

(2)

Pursuant to the Arrangement Agreement, it is a condition precedent that the holders of the Coalhunter Special Warrants will have exercised their Coalhunter Special Warrants prior to the Effective Date such that 29,087,684 Coalhunter Shares will be issued and outstanding on the Effective Date (not including Coalhunter Shares owned by the Company) and no Coalhunter Special Warrants will be outstanding.

For a description of the above noted securities, please see “Information About Coalhunter Mining Corporation” attached as Schedule “C” to this Information Circular.

If the Acquisition is completed, the following transactions will occur:

1.

the Company will issue 0.80 of a common share for each outstanding Coalhunter Share, which for greater certainty includes the Coalhunter Shares issuable upon exercise of the Coalhunter Special Warrants (other than those owned by the Company), resulting in the issuance of up to 23,590,147 common shares (this total assumes that the 400,000 Coalhunter Options held by individuals that are not eligible to hold options under the Stock Option Plan will be exercised prior to the Effective Date);

2.

each outstanding Coalhunter Option held by an individual that would be eligible to hold a stock option under the Stock Option Plan following the completion of the Acquisition (approximately 2,545,000 stock options in total) will be exercisable for the number of common shares equal to 0.8 times the number of Coalhunter Shares subject to such option (approximately 2,036,000 common shares in total) at a price equal to 125% of the current exercise price, with such options being exercisable for a period of two years following the Effective Date (subject to certain vesting provisions noted below); and

3.

each outstanding Coalhunter Warrant (approximately 4,820,500 in total) will be exercisable into common shares equal to 0.8 times the number of Coalhunter Shares subject to such Coalhunter Warrant (approximately 3,856,400 common shares in total) at an exercise price as adjusted in accordance with the terms of the Coalhunter Warrants, with each such Coalhunter Warrant being exercisable until the earlier of the current expiry date of the Coalhunter Warrant and the date that is two years following the Effective Date.

If any such Coalhunter Options or Coalhunter Warrants are exercised prior to the Effective Date, the Coalhunter Shares issued upon the exercise thereof will be acquired by the Company for common shares in accordance with paragraph 1 above, which includes approximately 400,000 Coalhunter Options held by individuals that would not be eligible to hold a stock option under the Stock Option Plan (approximately 320,000 common shares in total). Each outstanding Coalhunter Option that is not exercised prior to the Effective Date held by an individual that would not be eligible to hold a stock option under the Stock Option Plan following the Effective Date will be acquired by the Company for cash in an amount per Coalhunter Option equal to the difference between $1.52 and the current exercise price of such Coalhunter Option.

No fractional common shares shall be issued to former Coalhunter securityholders. The number of common shares to be issued to former Coalhunter securityholders shall be rounded down to the nearest whole common share in the event that a former Coalhunter securityholder is entitled to a fractional share representing less than a whole common share.

Coalhunter Options exercisable into common shares will be exercisable for a period of two years following the Effective Date and will be subject to the following vesting provisions (i) 25% of the common shares subject to such Coalhunter Option will be vested at six months following the Effective Date; (ii) an additional 25% of the common shares subject to such Coalhunter Option will be vested at 12 months following the Effective Date; and (iii) the balance of the common shares subject to such Coalhunter Option will be vested at 18 months following the Effective Date.

Pursuant to the Arrangement Agreement, Coalhunter has agreed not to issue any additional securities of Coalhunter until the Effective Date or the termination of the Arrangement Agreement, other than Coalhunter Shares issuable upon the exercise of the Coalhunter Special Warrants, Coalhunter Options and Coalhunter Warrants. Assuming no issuance of additional Coalhunter securities, following completion of the Acquisition:

(a)

former holders of Coalhunter Shares and Coalhunter Special Warrants will hold up to 23,590,147 common shares of the Company representing approximately 39.66% of the issued and outstanding common shares on a non-diluted basis (this total assumes that the 400,000 Coalhunter Options held by individuals that are not eligible to hold options under the Stock Option Plan will be exercised prior to the Effective Date);

(b)

former holders of Coalhunter Warrants will have the right to acquire up to 3,856,400 common shares representing approximately 6.48% of the current outstanding common shares of the Company on a non-diluted basis; and

(c)

former holders of Coalhunter Options will have the right to acquire up to 2,036,000 common shares representing approximately 3.42% of the current outstanding common shares of the Company on a non-diluted basis.

It is anticipated that upon completion of the Acquisition the following convertible securities of Coalhunter will be exercisable into common shares of the Company at the exercise prices noted below:

	Number of	Exercise Price	Number of
	Coalhunter	of the	Cardero
Description of	Securities	Coalhunter	Shares
Coalhunter Security	Outstanding(1)	Security	Issuable

Coalhunter Options	350,000	$0.05	280,000
Coalhunter Options	125,000	$0.125	100,000
Coalhunter Options	400,000	$0.25	320,000
Coalhunter Options	1,225,000	$0.30	980,000
Coalhunter Options	445,000	$0.35	356,000
Coalhunter Share Purchase Warrants	600,000	$0.05	480,000
Coalhunter Share Purchase Warrants	600,000	$0.10	480,000
Coalhunter Share Purchase Warrants	2,000,000	$0.40	1,600,000
Coalhunter Broker Warrants	45,500	$0.125	36,400
Coalhunter Broker Warrants	840,000	$0.30	672,000
Coalhunter Broker Warrants	175,000	$0.35	140,000
Coalhunter Broker Warrants	560,000	$0.50	448,000
Total:	7,365,500		5,892,400

Note:

(1)

An additional 500,000 Coalhunter Shares (400,000 common shares of the Company) are issuable pursuant to a coal tenure option agreement dated May 18, 2010. Please see “Information About Coalhunter Mining Corporation” for a description of the agreement.

Cardero Shareholder Approval

If the Acquisition is completed, up to 23,590,147 common shares (representing approximately 39.66% of the current issued and outstanding common shares) will be issued in exchange for Coalhunter Shares (and Coalhunter Shares issuable upon exercise of the Coalhunter Special Warrants), approximately 5,892,400 common shares (representing approximately 9.91% of the current issued and outstanding common shares) will be reserved for issuance upon the exercise of Coalhunter Options and Coalhunter Warrants and 400,000 common shares will be reserved for issuance (representing approximately 0.67% of the current issued and outstanding common shares) upon the issuance of certain coal license tenures and property payments. In total, if the Acquisition is completed, up to 29,882,547 common shares will be issued and made issuable (representing approximately 50.23% of the outstanding common shares).

The TSX requires that shareholder approval be obtained in those instances where the number of securities issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis. Accordingly, Shareholders will be asked at the Meeting to approve the issuance of the common shares and the common shares issuable upon the exercise of the Coalhunter Options and the Coalhunter Warrants.

The Acquisition Resolutions must be approved by at least a simple majority of the votes cast by Shareholders, in person or represented by proxy, at the Meeting. The complete text of the Acquisition Resolutions to be presented to the Meeting is set forth in Schedule “A” to this Information Circular.

It is the intention of the persons named in the enclosed Proxy, if not expressly directed to the contrary in such Proxy, to vote the proxy in favour of the Acquisition Resolutions set forth in the attached Schedule “A”. Coalhunter Shareholder Approval and Court Approval

Coalhunter Shareholder Approval. The Arrangement is subject to approval by the holders of Coalhunter Shares, Coalhunter Special Warrants and Coalhunter Options and such holders will be requested to vote and approve a resolution approving the Arrangement (the “Coalhunter Resolutions”) at a special meeting of such holders to be held on or about May 19, 2011 (the “Coalhunter Meeting”). The requisite approval for the Coalhunter Resolutions will be: (A) 66 2/3 % of the votes cast on the Coalhunter Resolutions by holders Coalhunter Shares, Coalhunter Special Warrants and Coalhunter Options, voting as a single class, present in person or by proxy at the Coalhunter Meeting; and (B) a simple majority of the votes cast in person or by proxy on the Coalhunter Resolutions by holders of Coalhunter Shares and Coalhunter Special Warrants, voting as a single class, other than the Company, its affiliates or any other person whose vote would be required to be excluded under Section 8.1(2) of Multilateral Instrument 61-101 were it to apply to the Arrangement.

Court Approval. The BCBCA requires that Coalhunter obtain the approval of the Court in respect of the Arrangement. On April 21, 2011, Coalhunter obtained the Interim Order providing for the calling and holding of the Coalhunter Meeting and other procedural matters and filed a petition for the Final Order to approve the Arrangement. The Court hearing in respect of the Final Order is expected to take place at 10:00 a.m. (Vancouver time) on May 20, 2011, or as soon thereafter as counsel for Coalhunter may be heard, subject to the approval of the Coalhunter Resolutions at the Coalhunter Meeting. The Court will consider, among other things, the fairness of the Arrangement to the Coalhunter securityholders. There can be no assurance that the Court will approve the Arrangement.

Dissent Rights. Pursuant to the Interim Order, holders of Coalhunter Shares may exercise rights of dissent under the manner set forth in Sections 237 - 247 of the BCBCA, as may be modified by the Interim Order and the Final Order. If any such holders exercise their dissent rights and the Arrangement is completed, such holders will be entitled to be paid by Coalhunter the fair value of such holder’s securities, provided that such holder duly dissents to the Arrangement and the Arrangement becomes effective.

Arrangement Agreement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of the Company, Coalhunter, and their respective legal and financial advisors.

The Acquisition will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and Plan of Arrangement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by the Company on SEDAR at www.sedar.com, and to the Plan of Arrangement, which is attached as Schedule “A” to the Arrangement Agreement. Shareholders are urged to read the Arrangement Agreement carefully in its entirety.

Representations, Warranties and Covenants. The Arrangement Agreement contains representations, warranties and covenants made by the Company and Coalhunter. These representations, warranties and covenants were made by and to the parties thereto for the purposes of the Arrangement Agreement and are subject to the limitations and qualifications agreed to by the parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations, warranties and covenants were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Shareholders or may have been used for the purpose of allocating risk between the parties rather than for the purpose of establishing facts. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed since the date of the Arrangement Agreement.

Conditions Precedent. The Arrangement Agreement contains customary conditions for the benefit of each of the Company and Coalhunter, among other things, that the Shareholders approve the Acquisition Resolutions, the Court approves the Arrangement, that the TSX shall have conditionally approved the listing thereon of common shares to be issued and made issuable pursuant to the Acquisition and that the AMEX shall have approved the Acquisition. In addition, it is a condition precedent to the completion of the Arrangement that each of the Coalhunter Special Warrant holders agrees to conditionally exercise his, her or its Coalhunter Special Warrants, subject to the completion of the Arrangement.

Non-Solicitation and Right to Match. Subject to certain exceptions with respect to a transaction that could lead to a Superior Proposal (as defined in the Arrangement Agreement), Coalhunter has agreed to certain covenants with respect to the non-solicitation of competing or alternative transactions with respect to the business of Coalhunter and the Carbon Creek Property. Should Coalhunter receive a bona fide written competing offer that may constitute a Superior Proposal, Coalhunter is required to notify the Company of such offer and the Company would then have the opportunity, but not the obligation, to offer in writing, within five Business Days of such notification by Coalhunter, to amend the terms of the Arrangement Agreement and the Coalhunter board shall then review such revised offer.

Amendment. The Arrangement Agreement may, at any time and from time to time before or after the holding of the Meeting or the Coalhunter Meeting, be amended by mutual written agreement of the Company and Coalhunter, subject to the Interim Order, the Final Order and any applicable law, further notice to or authorization on the part of the holders of Coalhunter Shares, Coalhunter Special Warrants, Coalhunter Options or the Shareholders. The Court may also amend the Arrangement Agreement and the Plan of Arrangement in the Final Order. Notwithstanding this, the number of common shares issuable pursuant to the Arrangement Agreement may not be amended after the holding of the Coalhunter Meeting without the approval of the Coalhunter shareholders.

Termination. The Arrangement Agreement may be terminated at any time prior to the Effective Date by mutual written consent of the Company and Coalhunter and upon the occurrence of certain prescribed events, including but not limited to, the Acquisition Resolutions and/or the Coalhunter Resolutions not being passed at the Meeting and the Coalhunter Meeting, respectively, and Coalhunter entering into a transaction that constitutes a Superior Proposal.

Upon termination of the Arrangement Agreement, no party thereto shall have any liability or further obligation to any other party thereunder other than with respect to confidentiality, fees, costs and expenses and the penalty provisions with respect to the Coalhunter Special Warrants held by the Company discussed below under the heading “Risk Factors – Risks of Not Proceeding with the Acquisition – Penalty Provisions”.

Expenses of the Arrangement. All fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement will be paid by the party incurring such fees, costs or expenses. If, through no fault of Coalhunter, the Acquisition is not completed, the Company will pay the reasonable fees and expenses incurred by Coalhunter in obtaining a fairness opinion and the legal fees incurred by the special committee of the Board of Coalhunter in connection with the consideration and implementation of the Acquisition.

RISK FACTORS TO THE ACQUISITION

In evaluating the Acquisition Resolutions, you should carefully consider, in addition to the other information contained and incorporated by reference in this Information Circular, the risks and uncertainties described below and under the heading “Risk Factors” in the AIF before deciding to vote in favour of the Acquisition Resolutions. While this Information Circular has described the risks and uncertainties that management of the Company believes to be material to the Company’s business, and therefore the value of the common shares, it is possible that other risks and uncertainties affecting the Company’s business will arise or become material in the future. Risks related to Coalhunter are set out under “Information About Coalhunter Mining Corporation – Risk Factors” attached as Schedule “C” to this Information Circular.

Risks of Proceeding with the Acquisition

The common shares issued and made issuable in connection with the Acquisition may have a market value different than expected.

Pursuant to the Acquisition, each outstanding holder of a Coalhunter Share will be entitled to receive 0.80 of a common share and the holders of the Coalhunter Options and Coalhunter Warrants will be entitled to receive common shares. This share exchange ratio will not be adjusted to reflect any changes in the market value of the common shares at the effective time of the Acquisition. The market value of the common shares at the effective time may vary significantly from the market value of the common shares immediately prior to the announcement of the Acquisition and at the date of this Information Circular. If the market value of common shares increases, the value of the consideration received or that may be received by the Coalhunter securityholders will increase as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of the Company, Coalhunter and the Company following the completion of the Acquisition, regulatory considerations, general market and economic conditions, changes in metal prices and other factors over which the Company has no control.

Completion of the Acquisition is subject to several conditions that must be satisfied or waived.

There are a number of conditions precedent to the Acquisition which are outside the control of the Company or Coalhunter, including, but not limited to, approval of the Acquisition Resolutions and the Coalhunter Resolutions, and required satisfaction of the regulatory conditions to closing. If for any reason the conditions to the Acquisition are not satisfied or waived and the Acquisition is not completed, the market price of the common shares may be adversely affected.

Each of the Company and Coalhunter has the right to terminate the Arrangement Agreement in certain circumstances.

There is no certainty that the Arrangement Agreement will not be terminated by either the Company or Coalhunter before the completion of the Acquisition. For example, each of the Company and Coalhunter has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a material adverse effect on Coalhunter or the Company, respectively. There is no assurance that a change having a material adverse effect on the Company or Coalhunter will not occur before the Effective Date, in which case Coalhunter or the Company, as the case may be, could elect to terminate the Arrangement Agreement and the Acquisition would not proceed.

The issuance of a significant number of common shares could adversely affect the market price of the common shares.

If the Acquisition is completed, a significant number of additional common shares will be issued and will become available for trading in the public market. The increase in the number of common shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, the common shares.

Risks of Not Proceeding with the Acquisition

Existing Operational Risk

If the Acquisition is not completed, the Company will continue to face all of the existing operational and financial risks of its business as described in the documents incorporated by reference herein.

Impact on Share Price and Future Business Operations

If the Acquisition is not completed, there may be a negative impact on the price of the common shares, future business and operations to the extent that the current trading price of the common shares reflects an assumption that the Acquisition will be completed. The price of the common shares may decline if the Acquisition is not completed.

Costs of the Acquisition

There are certain costs related to the Acquisition, such as legal and accounting fees incurred, that must be paid even if the Acquisition is not completed. There are also opportunity costs associated with the diversion of management attention away from the conduct of the Company’s business in the ordinary course. If, through no fault of Coalhunter, the Acquisition is not completed, the Company has agreed to pay the reasonable fees, costs and expenses incurred by Coalhunter in obtaining a fairness opinion and the legal fees incurred by the special committee of the Board of Directors of Coalhunter in connection with the consideration and implementation of the Acquisition.

Penalty Provisions

If, through no fault of Coalhunter, the Acquisition is not completed prior to June 30, 2011 (or such other time as may be agreed to by the Company and Coalhunter) and Coalhunter, despite the use of its commercially reasonable best efforts, is unable to complete an initial public offering by June 30, 2011, the penalty provisions providing for the issuance of any additional Coalhunter Shares to the Company pursuant to the terms and conditions of the Coalhunter Special Warrants held by the Company will terminate and be of no further force or effect and the Company will only be entitled to receive one Coalhunter Share for each Coalhunter Special Warrant held by the Company.

Risks Related to the Company post Acquisition

The Company may not realize the benefits currently anticipated due to challenges associated with integrating the operations and personnel of Coalhunter.

The success of the Company post Acquisition will depend in large part on the success of management of the Company in integrating the operations and personnel of Coalhunter with those of the Company. The failure of the Company to achieve such integration could result in the failure of the Company to realize the anticipated benefits of the Acquisition and could impair the results of operations, profitability and financial results of the Company.

The Company will be subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and will be exposed to potentially significant environmental costs and liabilities.

The Company and Coalhunter are subject to a broad range of environmental laws and regulations in each jurisdiction in which they operate. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities.

Competition in the mining industry may adversely affect the Company’s ability to acquire additional properties.

The international mining industry is highly competitive. Competition for new mining properties may prevent the Company from acquiring interests in additional properties or mining operations. Accordingly, there can be no assurance that the Company will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

INFORMATION ABOUT THE COMPANY

For additional information on the Company, please see “Information About Cardero Resource Corp.” attached as Schedule “B”.

INFORMATION ABOUT COALHUNTER

Coalhunter is a private British Columbia company which has successfully negotiated a joint venture to explore and, if warranted, develop, certain coal deposits in the Carbon Creek coal field located in British Columbia’s northeast coalfield. The joint venture property consists of a lease of freehold coal and certain coal licenses issued by the British Columbia government. Coalhunter will hold a 75% interest in the joint venture and its co-venturer will hold a 25% carried interest. Coalhunter will be required to fund all exploration, development and mining costs, and the co-venturer will receive 25% of the net proceeds (after recovery by Coalhunter of its capital expenditures and ongoing operating costs).

For additional information on Coalhunter, please see “Information About Coalhunter Mining Corporation” attached as Schedule “C”.

PRO FORMA INFORMATION OF THE COMPANY AFTER GIVING EFFECT TO THE ACQUISITION

General

On completion of the Acquisition, Coalhunter will be a wholly-owned subsidiary of the Company. The Company will continue to be a corporation governed by the laws of British Columbia and its common shares will continue to trade on the TSX under the symbol “CDU”, AMEX under the symbol “CDY” and the Frankfurt Stock Exchange under the symbol “CR5”.

Head Office

On completion of the Acquisition, the Company’s head office will remain at Suite 2300 - 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3.

Transfer Agent and Auditor

On completion of the Acquisition, the Company’s transfer agent will continue to be Computershare Investor Services Inc. and the auditors will continue to be Smythe Ratcliffe LLP.

Directors and Officers

On completion of the Acquisition, no changes to Board of Directors of the Company are contemplated and the Board of Directors will continue to consist of:

Hendrik Van Alphen
Stephan Fitch
Lawrence Talbot
Leonard Harris
Murray Hitzman

On completion of the Acquisition, all current officers of the Company will remain officers of the Company with the exception that Hendrik Van Alphen will resign as President of the Company and Michael Hunter, Coalhunter’s current President and Chief Executive Officer, will be appointed as President of the Company. The officers of the Company will consist of:

Hendrik Van Alphen	Chief Executive Officer
Michael Hunter	President
Michael Kinley	Chief Financial Officer
Lawrence W. Talbot	Vice-President & General Counsel
Keith Henderson	Vice President Exploration
Mark Cruise	Vice President Business Development
Marla Ritchie	Corporate Secretary

For additional information about Michael Hunter, please see “Information About Coalhunter Mining Corporation” attached as Schedule “C”.

Summary Description of the Company post Arrangement

Upon completion of the Acquisition, the Company will continue to hold the rights or rights to acquire interests (ranging from 85% to 100%) in several mineral properties (subject, in certain cases, to net smelter return royalties payable to the original property vendors) in Argentina, Mexico, Peru and the United States that it currently holds. For a description of the Company’s assets please see “Information About Cardero Resource Corp. – Material Mineral Projects” attached as Schedule “B” and “Material Mineral Projects” in the AIF.

The Company will continue the process of evaluating such properties through exploration programs or, in some cases, mineralogical and metallurgical studies and materials processing tests with the objective to evaluate the potential of the subject properties and to determine if spending additional funds is warranted (in which case, an appropriate program to advance the properties to the next decision point will be formulated and, depending upon available funds, implemented) or not (in which case the property may be offered for option/joint venture or returned to the vendor or abandoned, as applicable). The Company anticipates that it will continue to be primarily interested in properties that are prospective for coal, precious metals, copper, iron ore, titanium and vanadium.

In addition to the foregoing, the Company will hold, through Coalhunter, an interest in the Carbon Creek Property. Please see “Information About Coalhunter Mining Corporation” attached as Schedule “C” for information about Coalhunter and the Carbon Creek Property.

Pro Forma Consolidated Capitalization

The following selected unaudited pro forma consolidated financial information for the Company following the completion of the Acquisition is based on the assumptions described in the respective notes to the Company’s unaudited pro forma condensed consolidated financial statements as at and for the year ended October 31, 2010, attached as Schedule “E” to this Information Circular. The pro forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Acquisition was completed on January 31, 2011. The pro forma consolidated statement of earnings has been prepared based on the assumption that, among other things, the Acquisition was completed on November 1, 2009.

The unaudited pro forma consolidated financial statements do not purport to project the Company’s consolidated financial position or results of operations for any future period. The unaudited pro forma consolidated financial statements are based on certain assumptions and adjustments. The selected unaudited pro forma consolidated financial information set out below should be read in conjunction with the description of the Acquisition contained in this Information Circular, the unaudited pro forma condensed consolidated financial statements attached to this Information Circular as Schedule “E”, the audited consolidated financial statements of Coalhunter attached to this Information Circular as Schedule “D” and the audited consolidated financial statements of the Company available on SEDAR at www.sedar.com.

	Period ended	Year ended
	January 31, 2011	October 31, 2010

Pro forma Consolidated Statement of Operations
Income before income taxes	$3,366,863	67,633,309
Net income	$4,423,617	44,429,558
Income per share – basic	$0.05	0.54
Income per share – diluted	$0.05	0.51

As at
January 31, 2011

Pro forma Consolidated Balance Sheet
Assets	$225,101,362
Liabilities	$42,997,063
Shareholders’ equity	$182,104,299

Principal Holders of Common Shares

After giving effect to the Acquisition, to the best of the knowledge of the directors and executive officers of the Company, there will be no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the then issued and outstanding common shares of the Company.

INTEREST OF INFORMED PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the current directors or executive officers, none of the persons who have been directors or executive officers since the commencement of the last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

As of the date of this Information Circular, the directors and executive officers of the Company and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 175,000 Coalhunter Shares (representing approximately 0.46% of the issued and outstanding Coalhunter Shares) and an aggregate of approximately 150,000 Coalhunter Options (representing approximately 5.09% of the issued and outstanding Coalhunter Options).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any individual who is, or who at any time during the most recently completed financial year was, a director or executive officer of the Company or any associate of any of the foregoing, who is, or has been at any time since the beginning of the most recently completed financial year of the Company, indebted to the Company or any of its subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Company, has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTERESTS OF EXPERTS

The following is a list of persons or companies whose profession or business gives authority to a statement made by the person or company named as having prepared or certified a part of that document or a report or valuation described herein or in a document incorporated by reference herein:

  Smythe Ratcliffe LLP is the auditor of the Company and has advised that they are independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

  PricewaterhouseCoopers LLP is the auditor of Coalhunter and has advised that they are independent of Coalhunter within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

  Each of Mark Wanless of SRK Consulting (South Africa) (Pty) Ltd., Professional Earth Scientist, and Leonard Holland, Chartered Engineer, of Holland & Holland Consultants (UK), is responsible for the preparation of one or more sections of the Iron Sands Report incorporated by reference in this Information Circular.

  Each of EurGeol Keith J. Henderson, of the Company, and Stephen (Jayson) Ripke QP MMSA, of Cardero Iron Ore Management (USA) Inc., (a wholly owned subsidiary of the Company) is responsible for the preparation of one or more sections of the Minnesota Report incorporated by reference into this Information Circular. Mr. Henderson is not independent of the Company, as he is the Vice-President, Exploration, and holds incentive stock options. Mr. Ripke is not independent of the Company, as he is the Vice- President, Technical of Cardero Iron Ore Management (USA) Inc. (a wholly owned subsidiary of the Company), and holds incentive stock options.

  Lawrence D. Henchel, PG of Norwest Corporation, is responsible for the preparation of Carbon Creek Technical Report and incorporated by reference into this Information Circular. Mr. Henchel is independent of the Company and Coalhunter.

To the Company’s knowledge, none of the persons referred to above and none of the corporations by which they are employed held securities representing more than 1% of all issued and outstanding common shares of the Company or the Coalhunter Shares as at the date of the statement, report or valuation in question.

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not known to management shall properly come before the Meeting, the Proxy given pursuant to the solicitation by management will be voted on such matters in accordance with the best judgment of the person voting the Proxy.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under the Company’s profile. The Company’s financial information is provided in the Company’s consolidated financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the website noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis for the fiscal year ended October 31, 2010 by contacting the Vice-President and General Counsel of the Company by mail at Suite 2300 - 1177 West Hastings Street Vancouver, British Columbia V6E 2K3.

AUDITORS’ CONSENT

We have read the management information circular dated April 21, 2011 (the “Circular”) of Cardero Resources Corp. (the “Company”) with respect to the acquisition by the Company of all the issued and outstanding common shares of Coalhunter Mining Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the Circular of our auditors’ report to the shareholders of the Company on the consolidated balance sheets of the Company as at October 31, 2010 and 2009 and the consolidated statements of operations and deficit and cash flows for the years then ended. Our report thereon is dated January 26, 2011.

Vancouver, British Columbia

April 21, 2011	Chartered Accountants

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806
www.pwc.com/ca

AUDITOR’S CONSENT

We have read the information circular of Cardero Resource Corp. (the “Company”) dated April 21, 2011 relating to the acquisition of Coalhunter Mining Corporation (“Coalhunter”) by the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the above mentioned information circular of our report to the shareholders of Coalhunter on the consolidated balance sheets of Coalhunter as at December 31, 2010 and 2009 and the consolidated statements of operations, comprehensive loss, and deficit and cash flows for each of the years then ended. Our report is dated February 28, 2011.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, Canada
April 21, 2011

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

SCHEDULE “A”

ACQUISITION RESOLUTIONS

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF CARDERO RESOURCE CORP.
(the “Company”)

WHEREAS the Company has entered into an arrangement agreement dated April 18, 2011 (the “Arrangement Agreement”) with Coalhunter Mining Corporation (“Coalhunter”) to complete a transaction whereby the Company would acquire all of the issued and outstanding common shares of Coalhunter, including the common shares issuable pursuant to the issued and outstanding Coalhunter special warrants (the “Coalhunter Shares”) in exchange for common shares of the Company (“Cardero Shares”) on the basis of 0.80 of a Cardero Share (the “Share Consideration”) for each Coalhunter Share, and assume certain outstanding options (“Coalhunter Options”) and all of the warrants (“Coalhunter Warrants”) exercisable for Coalhunter Shares, on the terms and conditions set out in the Arrangement Agreement, as more fully described in the management information circular of the Company dated April 21, 2011 (the “Circular”);

AND WHEREAS the Company, in accordance with Section 611(c) of the Toronto Stock Exchange Company Manual, wishes to obtain the requisite shareholder approval of the issuance of the Cardero Shares comprising the Share Consideration and the Cardero Shares made issuable by the assumption by Cardero of the Coalhunter Options and Coalhunter Warrants in connection with the Arrangement;

NOW THEREFORE BE IT RESOLVED as an Ordinary Resolution that:

1.	The issuance of the Cardero Shares comprising the Share Consideration pursuant to the terms of the Arrangement Agreement as described in the Circular is hereby approved.

2.

The issuance of the Cardero Shares upon the due exercise of the Coalhunter Options and Coalhunter Warrants pursuant to the terms of the Arrangement Agreement as described in the Circular is hereby approved.

3.

The issuance of the Cardero Shares upon the issuance of certain coal license tenures and property payments pursuant to the coal tenure option agreement between Coalhunter and Alan Johnson dated May 18, 2010 is hereby approved.

4.

The Arrangement Agreement and all of the transactions contemplated therein, including but not limited to, the issuance of up to 29,882,547 Cardero Shares that will be issued and made issuable (representing approximately 50.23% of the Company’s current issued and outstanding common shares), and the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified confirmed and approved.

5.

Any director or officer of the Company is hereby authorized and directed to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

6.	The board of directors of the Company be and it is authorized to abandon all or any part of these resolutions at any time prior to giving effect thereto.

SCHEDULE “B”

INFORMATION ABOUT CARDERO RESOURCE CORP.

Glossary of Terms

The following is a glossary of certain mining terms used in this Schedule “B”:

“aeolian”	Caused or carried by the wind

“cm”	Centimetres

“deposit”

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves or ore, unless final legal, technical and economic factors are resolved

“diamond drill”

A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter

“dike”	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks (cf: “Sill”)

“dip”	The angle that a stratum or any planar feature makes with the horizontal, measured perpendicular to the strike and in the vertical plane

“disseminated”	Fine particles of mineral dispersed throughout the enclosing rock

“dune”	A mound, ridge or hill of wind-blown sand, either bare or covered with vegetation

“Fe”	Iron

“gangue”	The valueless rock or mineral aggregates in an ore; that part of the ore that is not economically desirable but cannot be avoided in mining. It is separated from the ore minerals during concentration

“gneiss”

A foliated rock formed by regional metamorphism, in which bands or lenticles of granular minerals alternate with bands or lenticles of minerals with flaky or elongate prismatic habit. Mineral composition is not an essential factor in its definition

“g/t”	Grams per metric tonne

“grade”	To contain a particular quantity of ore or mineral, relative to other constituents, in a specified quantity of rock

“hematite”	A common iron mineral found in igneous, sedimentary and metamorphic rocks – a principal ore of iron

“ilmenite”	An iron black opaque rhombohedral mineral (FeTiO3) – the principal ore of titanium

“intrusion”	The process of the emplacement of magma in pre-existing rock, magmatic activity.

Also, the igneous rock mass so formed

“intrusive”	Of or pertaining to intrusion, both the process and the rock so formed

“Iron Sands Project”	The Pampa el Toro iron sands project in Peru

“km”	Kilometres

“lens”	A body of ore or rock that is thick in the middle and thin at the edges, like a doubly convex lens (adj: “lenticular”)

“m”	Metres

“mm”	Millimetres

“mafic”	Said of an igneous rock composed chiefly of dark, ferromagnesian minerals, also, said of those minerals

“magmatic”	Of, or pertaining to, or derived from, magma

“magnetic separation”

A process in which a magnetically susceptible mineral is separated from gangue minerals by applying a strong magnetic field; ores of iron are commonly treated in this way. It can be either “dry” (the matter to undergo separation does not have any added fluids, such as water) or “wet” (the matter to undergo separation has a fluid, such as water, added prior to undergoing separation)

“magnetite”	A black, isometric, strongly magnetic, opaque mineral of the spinel group which constitutes an important ore of iron and is a very common and widely distributed accessory mineral in rock of all kinds

“massive”	Said of a mineral deposit, especially of sulphides, characterized by a great concentration of ore in one place, as opposed to a disseminated or veinlike deposit

“mineral reserve”

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined and processed

“mineral resource”

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term “mineral resource” covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgement by a qualified person (as that term is defined in NI 43-101) in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically extractable

“mineralization”	The concentration of metals and their chemical compounds within a body of rock

“National Instrument 43-101”/ “NI 43-101”	National Instrument 43-101 of the Canadian Securities Administrators entitled “Standards of Disclosure for Mineral Projects”

“pig iron”

Semi-finished metal produced from iron ore in blast furnace, containing 92 percent iron, high amounts of carbon (typically up to 3.5 percent), and balance largely manganese and silicone plus small amounts of phosphorus, sulphur, and other impurities. Pig iron is further refined in a furnace for conversion into steel. The term was derived from the 19th century method of casting the bars of the pig iron in depressions or moulds formed in the sand floor adjacent to the furnace. These were connected to a runner (known as a sow) and when filled with metal the runner and the numerous smaller moulds were supposed to resemble a litter of suckling pigs, hence the term pig iron

“PPM or “ppm”	Parts per million

“slag”

A product of smelting, containing, mostly as silicates, the substances not sought to be produced as matte or metal, and having a lower specific gravity than the latter; - called also, esp. in iron smelting, cinder. The slag of iron blast furnaces is essentially silicate of calcium, magnesium, and aluminum; that of lead and copper smelting furnaces contains iron

“strike”	The direction taken by a structural surface

“sulfide”	A mineral compound characterized by the linkage of sulphur with a metal, such as galena (lead sulphide) or pyrite (iron sulphide)

“TiO2”	Titanium dioxide, also known as “titanium oxide” or “titania”, a naturally occurring oxide of titanium

THE COMPANY

The Company was incorporated under the Company Act (British Columbia) on December 31, 1985 under the name “Halley Resources Ltd.”. The name was subsequently changed to “Rugby Resources Limited” on September 6, 1991, to “Euro-Ad Systems Inc.” on April 30, 1993, to “Sun Devil Gold Corp.” on July 3, 1997, and to “Cardero Resource Corp.” on May 18, 1999. The Company was transitioned under the Business Corporations Act (British Columbia) (“BCBCA”) on January 13, 2005, and is now governed by that statute. On April 22, 2005, the Company filed a new Notice of Articles, reflecting the adoption by the Shareholders, on April 15, 2005, of a new form of Articles to govern the affairs of the Company in substitution for the original articles adopted under the old Company Act (B.C.) and reflecting the increased flexibility available to companies under the BCBCA. On June 25, 2010 the Shareholders approved certain amendments to the Articles of the Company.

The Company is a mineral exploration company engaged in the acquisition, exploration and development of mineral properties. The Company currently holds or has the right to acquire interests in a number of mineral properties in Argentina, Mexico, Peru and the United States of America. The Company is in the exploration stage as its properties have not yet reached commercial production and none of its properties is beyond the preliminary exploration stage. All work presently planned by the Company is directed at defining mineralization and increasing understanding of the characteristics of, and economics of, that mineralization. There are currently no identified mineral reserves and, other than on the Pampa el Toro property, there are currently no identified mineral resources, on any of the Company’s mineral properties.

The Company’s focus is to realise the considerable value it believes is locked in the Iron Sands Project and in the Titac and Longnose Iron/Titanium properties in Minnesota, USA. It will continue to negotiate for the joint venture or outright sale of the Iron Sands Project, and proceed with the next phase of exploration, leading to an initial resource estimate, at TiTac and Longnose. Management is actively reviewing and assessing advanced mineral projects, primarily iron ore and copper/gold, that may be suitable for acquisition, development and/or sale and intends to aggressively seek out and potentially acquire new advanced stage projects. In this regard, it is also considering synergistic partnerships with major mining companies that will permit the Company to be part of a consortium seeking to secure larger projects than the Company has the resources to acquire on its own, but where it can contribute significant advantages in country expertise and acquisition/exploration experience.

The head office and principal business address of the Company is located at Suite 2300 - 1177 West Hastings Street Vancouver, British Columbia V6E 2K3, and its registered and records office is located at 550 Burrard Street, Suite 2300, Vancouver, British Columbia V6C 2B5.

SUMMERY DESCRIPTION OF THE BUSINESS

The Company currently holds, or has rights to acquire, interests (ranging from 85% to 100%) in several mineral properties (subject, in certain cases, to net smelter return royalties payable to the original property vendors) in Argentina, Mexico, Peru and the United States. The Company is in the process of evaluating such properties through exploration programs or, in some cases, mineralogical and metallurgical studies and materials processing tests. In all cases, the objective is to evaluate the potential of the subject property and to determine if spending additional funds is warranted (in which case, an appropriate program to advance the property to the next decision point will be formulated and, depending upon available funds, implemented) or not (in which case the property may be offered for option/joint venture or returned to the vendor or abandoned, as applicable). At the present time, the Company is primarily interested in properties that are prospective for coal, precious metals, copper, iron ore, titanium and vanadium.

With the completion of the sale of the Pampa de Pongo Iron Project in January 2010, the Company considers that the Iron Sands Project in Peru and the Titac/Longnose Iron Titanium properties in Minnesota are its material mineral properties at the present time. However, ongoing work on other properties may produce results that would cause the Company to consider them as material mineral properties in the future. Information with respect to the Company’s material mineral properties is set out in the Material Mineral Projects section below.

The Company is in the exploration stage and does not mine, produce or sell any mineral products at this time, nor do any of its current properties have any known or identified mineral resources (with the exception of the Iron Sands Project) or mineral reserves. The Company does not propose any method of production at this time, although it is conducting extensive work on the Iron Sands Project in order to ascertain the appropriate production methods to employ should the property go into commercial production.

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning, geophysics, metallurgy and mineral processing, implementation of exploration programs and accounting. While recent increased activity in the resource mining industry has made it more difficult to locate competent employees and consultants in such fields, the Company has found that it can locate and retain such employees and consultants and believes it will continue to be able to do so. All of the raw materials the Company requires to carry on its business are readily available through normal supply or business contracting channels in Canada, Argentina, Mexico, Peru and the United States. The Company has secured, or reasonably believes that it will be able to secure, personnel to conduct its contemplated programs.

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. In recent years, the significant demand for minerals in some countries (notably China and India) has driven increased commodity prices to historic highs. While the downturn in the world economy in 2008 and 2009 significantly moderated the record high prices, and temporarily reduced the upward price pressures, for many commodities (including several that the Company is in the business of exploring for), the upward price movements have recently become re-established, primarily as a result of Chinese demand for commodities such as copper, coal and iron ore. It is difficult to assess if the apparent upward momentum in several commodity prices are longterm trends, and there is great uncertainty as to the recovery, or otherwise, of the world, and particularly, the Chinese, economy. If the economic recovery stalls and commodity prices decline as a consequence, a continuing period of lower prices could significantly affect the economic potential of many of the Company’s current properties and result in the Company determining to cease work on, or drop its interest in, some or all of such properties. The one exception to this is gold. Fear of potential inflation as a consequence of the stimulus packages implemented by many countries (notably the United States) and the potential negative influence on the US dollar (among other currencies), have lead to significant increases in the price of gold to record highs.

The Company’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

MATERIAL MINERAL PROJECTS

Titac & Longnose Iron Titanium Projects, Minnesota, USA

Information in this Information Circular regarding the Titac & Longnose Iron Titanium Projects is based on information provided by the Minnesota Report. The following summary is from the Minnesota Report and the detailed disclosure in the Minnesota Report is incorporated into this Information Circular by reference. Readers are encouraged to review the entire Minnesota Report, which is filed on SEDAR at www.sedar.com.

The Longnose and Titac properties are both located in northeastern Minnesota, approximately 25.5 miles (41 km) apart. The Longnose property is located in St. Louis County, Township 59N, Range 13W, Section 30; and the Titac property is located in St. Louis County, Township 55N, Range 14W, Section 34, and Township 54N, Range 14W, Section 3. The Longnose property is centered at: (Coordinate system: Universal Trans Mercator, Zone 15 North, North American 1983 Datum) 572200 metres East, 5268300 metres North. The Titac property is approximately centered at: (Coordinate system: Universal Trans Mercator, Zone 15 North, North American 1983 Datum) 568000 metres East, 5228000 metres North.

The Company holds an option to acquire up to an 85% interest in the Longnose property by incurring USD 1,850,000 in expenditures (to acquire 70%) and delivering a feasibility study (to acquire an additional 15%). Upon the Company earning its 70% or 85% interest, the optionee of the Longnose property has the option to maintain its 30% or 15% interest and enter into a joint venture with the Company, or to convert its working interest to either a 10% or 5% net profits interest. Advance royalties and production royalties are payable to the underlying property leasers .

The Company holds a 100% leasehold interest in the Titac property under a mining lease dated July 1, 2009. The lease is for an initial term of 20 years, subject to extension for up to 20 additional years, and requires annual rental payments until commercial production and thereafter production royalty payments (minimum $200,000/year).

The Company has all required licenses, permits and registrations in place to carry out exploration and resource definition drilling. Additional permits will be required in the future to advance to the next stage.

The Longnose and Titac properties contain known areas of mineralization, which are being explored further in order to enable a resource estimation to be prepared.

Topographic relief on both properties is generally low, and the surface is flat-laying. Elevations on both properties range between 465 and 490 metres above mean sea level. The ground cover at both properties is a mixture of Palustrine, forested wetlands (Cowardin classification system), and higher dry forested ground. Overburden, consisting of glacial till, is present and the depth to bedrock is approximately 3 to 30 metres from surface.

Accessibility of both projects is excellent, with the Titac property located along a paved county highway, and the Longnose property located off of a paved county highway via a well maintained gravel road. The climate in northeastern Minnesota is mid-continental. Winter conditions usually begin in mid-December and last until mid-March, with frozen ground beginning in late-December to early-January. The spring thaw usually begins in mid-March to late-April, with stable, dry spring-summer-fall conditions occurring from late-April to mid-December.

The population of Aurora, Minnesota (the nearest major population centre) is approximately 1,850, and the nearby city of Hoyt Lakes (5 miles east of Aurora), Minnesota has a population of approximately 2,000 people.

The infrastructure in northeastern Minnesota related to mining activities is excellent, with low cost electricity, railroads, paved state and county highways, international shipping ports, mining professionals, mining vendors, and trained labor all readily available. International shipping ports are located along the north shore of Lake Superior, including Duluth/Superior, Silver Bay, Taconite Harbor, and Two Harbors, with linked rail systems to all.

Twenty-seven diamond drill core holes have been drilled at the Longnose property, including six holes drilled by the Company in 2010, and nine holes drilled by the Company in 2011. Two bulk samples for metallurgical testing and TiO2 recovery have been collected from the Longnose property by prior operators. The first bulk sample measured 32+ tons of material and the second bulk sample measured 60 tons. The University of Minnesota, Natural Resources Research Institute, Coleraine Minerals Research Laboratory houses what remains of both bulk samples. BHP Minerals International Inc. (BHP) held the Longnose property for some time in the 1990’s. Most of the work completed by BHP centered on metallurgy, and TiO2 recovery. Their first investigation involved a smelting and sulfation-leaching process developed by the US Bureau of Mines. Their second investigation involved an oxidation-reduction roast followed by chemical leaching, using a process called “Murso”. A pre-NI 43-101 (non-NI 43-101 compliant) historical resource calculation was completed at Longnose by BHP. A BHP report dated November 11, 1992 estimates “probable reserves” of 27.57 MT (30.36 million short tons) grading 21.3% TiO2. However, the authors caution that both the BHP report and the included resource estimate were prepared before the introduction of NI 43-101, and are therefore historical in nature and the Company is not treating such resources as a current resource under NI 43-101. Investors are further cautioned that a qualified person has not yet completed sufficient work to be able to verify the historical resources, and therefore they should not be relied upon.

Exploration of the Titac property, historically known as Section 34, has been limited, though several exploratory bore holes and geophysical surveys have been completed. Six holes were drilled historically and the Company completed 30 holes in 2010. A ground magnetic survey conducted in the mid 1960’s.

The Longnose and Titac Properties are located within the Superior Province of the Canadian Shield, and are underlain by intrusive rocks generated during the formation of the Midcontinent Rift. Mineralization is hosted by Oxide-bearing Ultramafic Intrusions (OUI’s) that intruded into layered series intrusions of the Duluth Complex. OUIs are dominantly composed of coarse-grained to pegmatitic pyroxenite, peridotite, and dunite that contains approximately 15-40% titanium-iron oxide mineralization. Typically, zones of massive and semi-massive oxide are also present throughout the stratigraphy. Locally, some OUI’s also contain abundant copper-nickel sulfide mineralization as well (but this style of mineralization has not been intersected within the Company’s properties). Most OUI’s occur along the western margin of the southern portion of the Duluth Complex, and display numerous shapes (sheet-, funnel-, dike- and pipe-like geometries), and inclinations (flat-lying, moderately-dipping, and sub-vertical).

The Longnose and Titac OUls contain disseminated, semi-massive, and massive titanium-iron oxide mineralization. The Longnose property hosts a single intrusion which is at least 150 metres thick, dipping shallowly to the southeast. The Titac property contains at least two mineralized OUI’s (Titac North & Titac South). Titac North is at least 450 metres thick (open at depth) and has a vertical pipe-like geometry. Titac South is at least 490 metres thick, and also has a pipe-like geometry.

Mineralization at Longnose dominantly consists of disseminated to net-textured, medium to coarse-grained, magnetite and ilmenite, with some fraction of titaniferous magnetite. Olivine-rich ultramafic rocks (peridotite, feldspathic peridotite & dunite) host the majority of the titanium-iron oxide mineralization found in the Longnose OUI, and will often be net-textured with oxide minerals interstitial to silicates. Visual modal mineral calculations generally estimate that titanium-iron oxide minerals compose 15-35% of the peridotitic and dunitic rocks at Longnose. Numerous massive and semi-massive titanium-iron oxide horizons or zones (45-100% titanium-iron oxide) have been intersected in drill core. These massive and semi-massive oxides seem to be dominantly hosted by peridotite and dunite, though they have been intersected within zones of pyroxenite as well. It is clear that the main mineralized intrusion at Longnose is a thick, laterally and vertically continuous intrusion dominantly composed of a mixture of oxide-bearing peridotite, oxide-bearing dunite, massive oxide, and semi-massive oxide with between 15% and 100% titanium-iron oxide mineralization.

Titaniferous-iron oxide mineralization at the Titac property shares many similar characteristics of mineralization at the Longnose property. When mineralization is hosted by olivine-rich ultramafic rocks it is typically medium to coarse-grained, disseminated to net-textured, and interstitial to silicate minerals. The largest difference occurs with mineralization hosted by pyroxenite, in which the oxide mineralization typically occurs as medium to coarse-grained clumps or clots up to approximately 5 cm in size (typically 2-4 cm) at Titac.

The Titac intrusion also contains abundant copper-sulfide mineralization. Up to five modal percent (typically 1-2%) copper-sulfide mineralization has been observed, dominantly consisting of chalcopyrite and bornite. Two distinct types of chalcopyrite seem to be present including a bright, golden, metallic colored chalcopyrite and a second duller, brownish-bronze colored chalcopyrite. Bornite exhibits a deep blue-purple metallic color. Copper sulfides typically occur as medium to coarse-grained disseminations interstitial to silicates and oxides, but also occur as pegmatitic clots up to approximately 5 cm in size (typically 2-3 cm). Very fine-grained disseminations of pyrrhotite can occur near the contacts of the OUI and the country rock (in both OUI rocks and country rocks), and rarely fine-grained pyrite will fill micro-fractures (<1 to 2 mm thick) within the OUI.

The Longnose intrusion was partially defined by historical drilling. As a result, the internal stratigraphy and general attitude of the intrusion are relatively simple, and the overall attitude of the intrusion lends itself to shallow, regularly-spaced drilling. Drilling at the Titac property is much more complex because of the attitude, orientation, and stratigraphy of the Titac intrusions. Both Titac North and Titac South appear to be sub-vertical, pipe-like intrusions, with sub-vertical lithological zonation. Here it is more appropriate to drill multiple holes from a single drilling platform in a fan-like pattern. This drilling method was successful in defining the boundaries of the intrusion during drilling of the Titac South intrusion, and is recommended for any additional drilling on the remaining intrusions at Titac. Both properties are at an advanced exploration stage.

During 2010, a total of 948.6 metres were completed at Longnose for six drill-holes, and thus far in 2011 a total of 2,526.2 metres have been completed for nine drill-holes. At Titac North and South, a total of 10,557.9 metres were completed for thirty drill-holes. All assay results from the 2010 drilling campaign have been received and are included in the Minnesota Report as comprehensive tables. Initial assay results for 2011 drilling at Longnose have been received. Results for drill-holes LNG-007-2011, LNG-008-2011, LNG-009-2011, LNG-010-2011, and LNG-011-2011 are included in the Minnesota Report.

Definition drilling at Longnose has commenced as of the date of the Minnesota Report, and additional step-out drilling at Titac is planned to begin several weeks from the date of the Minnesota Report.

Both the Longnose and Titac OUI’s are geologically interpreted to be late-stage intrusions that cut early Duluth Complex stratigraphy, and are associated with magmatism generated by the 1.1 billion year old Midcontinent Rift system.

The drilling programs conducted by the Company in 2010 and 2011 confirmed strong titanium-iron-oxide mineralization at both the Longnose and Titac properties, and determined that the Titac property contains at least two intrusions with large zones of titanium-iron-oxide mineralization (Titac North and Titac South).

Detailed recommendations regarding drilling programs and other aspects of both properties are as follows:

  Drilling in 2010 at the Titac South intrusion has defined a large zone of titanium-iron mineralization, and identified an area to the northeast of the intrusion that merits additional drilling. A drilling program consisting of two drill holes is recommended and is currently in progress to better define this northeastern area.

  An additional step-out drilling program (two to four holes) is recommended at Longnose to explore the southeastern extents of known mineralization.

  Upon completion of drilling and on receipt of assay data for these holes, it is recommended that a resource calculation should be completed for Longnose and TiTac South. SRK Consulting has been retained to complete this work as independent consultants. Drilling in 2010 at the Titac North intrusion helped to confirm the presence of strong titanium-iron oxide mineralization, however definition drilling is not planned for the 2011 drill program. A future drill program consisting of approximately 50 drill holes will be sufficient to delineate additional resources at TiTac North.

  A petrographic study of the oxide and sulfide mineralization found at both properties should be conducted to identify the specific oxide and sulfide minerals present at both properties.

  Initial metallurgical and recovery testing should be conducted. Initial bulk samples should consist of 100 kilogram composites, collected from drill core sample coarse rejects, and represent average mineralization grades.

  Sample pulps from drill hole TTC-019-2010 are in the process of being analyzed for platinum group element content, and are being re-analyzed to confirm Fe2O3 and TiO2 content. The results of platinum group element assays for TTC-019-2010 should be assessed to determine if additional sample pulps from Titac should be assayed for platinum group element content.

A 2011 budget is presented to complete the recommended work program:

Recommended Item	US$
Longnose step-out drilling (2-4 holes/600-1200m @ $163/m*)	$200,000
Titac South in-fill drilling (2 holes/500 m @ $163/m*)	$82,000
Resource calculation & 43-101 Reporting	$60,000

Acquisition of additional mineral leases/property boundary survey	$40,000
Mineralization study	$15,000
Metallurgical testing	$100,000
Platinum group element assays	$12,000
TOTAL	$509,000
*Drilling cost per meter includes: Site and Trail preparation, drilling, sampling, facility/vehicle lease, and staffing

The Company is carrying out program recommended in the Minnesota Report (commenced in February, 2011). All necessary permits are in place, and the Company has the funds to complete the proposed program.

Pampa el Toro Iron Sands Project, Peru

Information in this Information Circular regarding the Iron Sands Project is based on information provided by the Iron Sands Report. The following summary is from the Iron Sands Report and the detailed disclosure in the Iron Sands Report is incorporated into this Information Circular by reference. Readers are encouraged to review the entire Iron Sands Report, which is filed on SEDAR at www.sedar.com. There has been no material work done on the Iron Sands Project since the completion of the Iron Sands Report.

Summary

The Pampa el Toro Project is an Iron Sands project situated in the desert coastal region of Southern Peru. During late 2005 the Company initiated a feasibility study on this project by starting a sand sampling program headed by Cooke Geochemical Consulting, and a trenching and percussion drilling programme managed by their own geologists. This has been followed up by various outsourced metallurgical test programs, initially done by Midrex (2005) and most recently by Bateman Engineering (2007).

Location

The property is located near the city of Nazca in the desert coastal region of southern Peru approximately 45 km northeast of the port of San Juan, close to the large Marcona iron mine (approximate resource of 1.4Bt @ 54% iron), the Mina Justa copper deposit (inferred resource of 218Mt @ 0.8% copper), and the Pampa de Pongo iron deposit.

Ownership

There are 14 mining concessions within the Pampa El Toro Project area totalling 10,300 hectares. The Company has direct ownership of 9 of the concessions and has signed an option agreement with Minas Ataspacas S.A. to acquire an initial 70% interest in the other 5 concessions.

Geology and Mineralization

The Lower Paleozoic iron rich Marcona Formation is unconformably overlain by Triassic, Jurassic and Cretaceous volcanic and sedimentary sequences which, in turn, were intruded by stocks and dykes belonging to the Peruvian Coastal Batholith complex. These strata were, in turn, deformed, uplifted and eroded, and formed a base on which Quaternary sediments were deposited.

It is speculated that the iron-bearing minerals contained in the iron sands either partially or wholly originated from the volcanic units overlying the Marcona formation, however additional as yet unidentified sources are possible. However, it is possible that erosion of these Quaternary sediments contributed significant quantities of magnetite material contained in the dune fields.

Mineralogically, the principal iron-bearing minerals in the dunes consist of magnetite, titanomagnetite and ilmenite, with minor to trace amounts of hematite, rutile, titanite, ulvospinel and goethite. Silicate minerals, which make up the bulk of the sands, are primarily quartz, plagioclase, amphibole, chlorite, mica and pyroxene. The majority of the ilmenite (80-85% by volume) is associated with magnetite, titanomagnetite and hematite, with the remaining 15-20% by volume present as free ilmenite grains.

The dune sands are considered to be the product of aeolian re-distribution of contemporary and ancient beach sands and Quaternary basin sediments derived from erosion of the bedrock, winnowed, and re-distributed, by prevailing winds to produce potentially economic concentrations of magnetite in extensive, and partially active, dune fields.

Exploration Concept

The primary focus of the exploration work has been on the sampling, trenching and percussion drilling of the deposit, combined with significant amounts of metallurgical testwork. This has lead to the development of a robust geological and structural model on which the mineral resource estimation and calculation is based. Exploration is thus at an advanced stage. Detailed metallurgical testwork has also been completed.

The Company has conducted the exploration program with a set of standard procedures which aim to monitor the quality of the sampling and assay results. The standard procedures include submitting both Certified Reference Materials to monitor the accuracy of the analyses, as well as the analysis of field and laboratory pulp duplicate samples to benchmark the sampling and sample splitting errors as well as the precision and repeatability of the analyses. The quality control samples are checked before accepting the batch analytical results from the laboratory in order to control the quality of the data accepted in the exploration database. The quality control samples indicate that there was no bias introduced in the samples splitting process, as field duplicates and pulp duplicates from the laboratory show very similar characteristics. Analysis of the quality control sample results indicates that the analyses have been conducted to a high level of accuracy and precision, and are acceptable for use in Mineral Resource Estimation.

Status of Exploration

A pilot mineral processing plant has been erected on site in early 2008 and approximately 56.8 tons of magnetic concentrate was produced. In terms of metallurgical testwork, the Phase I briquetting work and the Phase II bench-scale pig iron production program has been completed. The Phase III pilot-scale pig iron production program has been completed and the analytical results are currently being determined.

Mineral Resource Estimation

SRK have generated a Mineral Resource estimate based on the data supplied by the Company from their exploration programs. The assay results of a selected set of elements from the 5m composite samples were analysed and found to represent a relatively well represented single population of all elements. There are strong correlations between the major economic elements (Fe2O3, TiO2, and V) that indicate a common genetic and depositional history. This indicates that these elements are most likely contained within the same, or strongly associated minerals.

SRK generated and modeled experimental semi-variograms that indicate long range continuity in the major elements, but that also indicate a long range trend element within the deposit in a north-south direction. Cross validation tests conducted by SRK on the semi-variograms indicate that the modelled semi-variograms and the selected search neighbourhood parameters should provide robust estimates.

The surface topography contours were used to generate a wireframe representation of the topography. This surface was copied vertically downwards by 30m, and used to constrain the depth extent of the Mineral Resource estimate. Drillhole collars were also projected vertically onto the surface as the various generations of GPS surveys of the collars did not accurately match the surveyed contours.

SRK created a block model with a block size equivalent to the nominal drillhole spacing of 250m X and Y directions, and 5m vertically. The block model was rotated to approximately match the dip of the topographic surface, which coincided with the plane of best continuity. In order to better model the volume, and the topographic variations, the parent blocks were sub-divided into smaller blocks, with a minimum size in the XY plane of 6.25m by 6.25m. The blocks were created to exactly match the intersection of the wireframe with the block center. Only parent blocks were estimated (i.e. each 250m by 250m by 5m collection of sub-blocks will have the same grade estimate)

The vertical continuity of mineralization is significantly shorter than the lateral continuity, as would be expected from a deposit emplaced and reworked in thin sheets over time. The search ellipsoid employed by SRK takes this into account using anisotropic search scaling, with the result that samples from adjacent boreholes are given a higher weighting than samples from the same borehole that occur above or below the block being estimated. A minimum of four samples was required to estimate a block, and a maximum of 12 was used, to preserve some local variability in the grades. The maximum number of samples used in the estimation was selected after an optimisation exercise indicated that this was the best balance between generating high quality estimates, and over-smoothing of the estimation.

The Mineral Resources were classified on the basis of the confidence in the geological variation, the quality of the sampling and analytical results, drillhole spacing, and indicators of the quality of the estimation. The central portion of the deposit, which is drilled on approximately 250m centers, which has high quality estimates was classified as in Indicated Mineral Resource. The portion of the deposit surrounding this, drilled on approximately 500m centers, and extending approximately 500m beyond the area drilled on 500 centers is classified as an Inferred Mineral Resource. Portions of the deposit that were estimated further than 500m from the 500m spaced drilling were also excluded from the mineral Resources until further confirmatory work is completed to confirm the grades of the material. The Mineral Resources are reported in Table 1.

Table 1: Pampa el Toro Mineral Resources as at July 21, 2009.(1)

Category	Volume (m3 ‘000)	Tons (kT)	Grade (Fe2O3%)	Grade (TiO2%)	Grade (V ppm)
Indicated	133,608	241,831	6.67	0.72	172
Inferred	348,190	630,224	6.47	0.70	166

(1)

No grade cut-off has been applied to the material in the Mineral Resource, as the grades are relatively homogenous, would likely be able to be blended, and are projected to be economically viable, based on the assumptions made by the Company. A Mineral Resource is not a Mineral Reserve and does not have demonstrated economical viability.

Qualified Person’s Conclusions and Recommendations

In the exploration conducted to date at the Iron Sands Project, the surface sampling and subsequent percussion drillhole testing indicates that the overall magnetite content is relatively homogeneous, particularly in the uppermost 30 metres. Sample density achieved in the investigations is considered to be more than adequate to support these assertions.

The underestimation of magnetic mineral content and Fe grades caused by milling and grinding of sand is not expected to affect the in-situ Fe grade on which the current Mineral Resource estimate is based.

As an additional upgrading step to dry magnetic separation, screening of the concentrate is both simple and economic. Further testing in this regard is strongly recommended.

A robust Mineral Resource estimate has been generated based on a sound geological model and exploration database. The Mineral Resource is classified in terms of the CIM definitions on Standards on Mineral Resources and Reserves – Definitions and Guidelines. An Indicated Mineral Resource of 133,608 kT with a Fe2O3 grade of 6.67% has been defined, along with an Inferred Resource of 348,190 kT with a Fe2O3 grade of 6.47% .

SRK recommend that the metallurgical test work continue to improve the confidence in the ability to upgrade the raw sand material into a saleable product, and that the Company proceed with the preliminary economic assessment of the project.

Planned Activities

The Company intends to complete the metallurgical test program presently underway for the recovery of vanadium and titanium from the smelter slag, and believes that as the results of this testing will add significant value in terms of potential high-quality pig-iron and titanium-vanadium co-products. However, the ability of the Company to proceed with further work beyond the metallurgical testing program at the Iron Sands Project is dependent upon the Company being able to either raise the significant additional financing required to do so or to secure a partner to move the project forward. The Company is also assessing the desirability of undertaking pre-feasibility studies to address the mining of the Iron Sands Project resource as well as a pre-feasibility study for the value-added smelting operation. At the present time, the Company is looking to secure a partner who can help move the project to a commercial stage, however, there can be no assurance that it will be able to locate such a partner, or successfully negotiate and conclude an acceptable agreement to do so.

DESCRIPTION OF THE SHARES

The authorized capital of the Company is an unlimited number of common shares, of which 59,485,602 were issued at April 21, 2011. The holders of common shares are entitled to receive notice of and attend all meetings of shareholders, with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of common shares are entitled to dividends if, as and when declared by the board of directors of the Company. The common shares are entitled, upon liquidation, dissolution or winding up of the Company, to receive the remaining assets of the Company available for distribution to shareholders.

DIVIDENDS

There are no restrictions which prevent the Company from paying dividends. The Company has not paid any dividends in the last three financial years. The Company has no present intention of paying any dividends, as it anticipates that all available funds will be invested to finance the growth of its business. The directors of the Company will determine if and when dividends should be declared and paid in the future, based on the Company’s financial position at the relevant time.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of the Company since January 31, 2011. Shareholders are referred to the Company’s financial statements which are incorporated by reference herein.

PRIOR SALES

The following table sets forth, for the 12-month period before the date of this Information Circular, the prior sales of common shares and options and warrants convertible into common shares, the price at which such securities were issued, the number of securities issued and the date of which such securities were issued:

Date of Issuance	Number of Securities Issued	Issue or Exercise Price Per Security

December 1, 2010	100,000 common shares	$1.16
January 7, 2011	125,000 common shares	$1.16
January 12, 2011	187,500 common shares	$1.16
January 14, 2011	162,500 common shares	$1.16
January 31, 2011	75,000 common shares	$1.39
March 4, 2011	75,000 common shares	$1.39
April 4, 2011	75,000 common shares	$1.39
January 31, 2011	1,000,000 stock options	$1.84

MARKET FOR SECURITIES

The common shares are listed and posted for trading on the TSX (symbol “CDU”), on AMEX (symbol “CDY”), and on the Frankfurt Stock Exchange (symbol “CR5”).

Trading Price and Volume

The common shares are listed on the TSX under the symbol “CDU”. The following table sets forth certain trading information for the common shares on the TSX for the 12-month period before the date hereof.

	Month	High ($)	Low ($)	Volume
2011	April 1-21	1.89	1.69	1,589,353
	March	2.16	1.59	4,125,718
	February	2.25	1.73	2,199,321
	January	2.22	1.68	2,324,008
2010	December	2.35	1.37	3,775,184
	November	1.60	1.20	2,879,008
	October	1.30	1.16	1,187,948
	September	1.35	1.16	1,452,235

Month	High ($)	Low ($)	Volume
August	1.33	1.06	1,919,684
July	1.22	1.07	527,367
June	1.33	1.07	1,969,486
May	1.33	1.13	1,686,341
April	1.45	1.27	963,686
March	1.43	1.31	1,867,147

The common shares are listed on the AMEX under the symbol “CDY”. The following table sets forth certain trading information for the common shares on the AMEX for the 12-month period before the date hereof.

Year	Month	High ($)	Low ($)	Volume
2011	April 1-21	1.9799	1.75	3,276,273
	March	2.23	1.60	6,599,774
	February	2.27	1.75	7,946,703
	January	2.36	1.69	7,045,043
2010	December	2.37	1.36	9,888,230
	November	1.57	1.19	4,948,130
	October	1.29	1.15	2,289,953
	September	1.31	1.12	1,850,808
	August	1.25	1.00	1,506,649
	July	1.16	1.05	728,131
	June	1.29	1.02	1,505,489
	May	1.30	1.06	1,806,789
	April	1.48	1.25	1,723,346
	March	1.40	1.27	1,639,968

RISK FACTORS

The risk factors set out under the heading “Risk Factors” in this Information Circular and the AIF, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company. In addition to information set out elsewhere in this Information Circular, or incorporated by reference, Shareholders should carefully consider the risk factors set forth in the AIF that is incorporated by reference in this Information Circular. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

SCHEDULE “C”
INFORMATION ABOUT COALHUNTER MINING CORPORATION

Information in this Schedule “C” pertaining to Coalhunter Mining Corporation has been furnished by Coalhunter or is derived from information provided by Coalhunter. Although Cardero does not have any knowledge that would indicate that such information is untrue or incomplete, neither Cardero nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Coalhunter’s financial statements or information derived from the Carbon Creek Technnical Report, or for the failure by Coalhunter to disclose events or information that may affect the completeness or accuracy of such information.

Glossary of Defined Terms

          The following terms used in this Schedule “C” have the meanings set forth below:

“Arrangement” means the arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Arrangement Agreement” means the arrangement agreement dated April 18, 2011 between Coalhunter and Cardero, as amended or supplemented from time to time.

“Author” means the Lawrence D. Henchel of Norwest Corporation, the author of the Carbon Creek Technical Report.

“BCBCA” means the Business Corporations Act (British Columbia), as amended.

“Burns” means P. Burns Resources Limited and includes its subsidiaries and affiliates (as such terms are defined under applicable law).

“business day” means any day, other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia.

“Carbon Creek Joint Venture” means the joint venture between Burns and Coalhunter.

“Carbon Creek Joint Venture Agreement” means the joint venture agreement between Carbon Creek Partnership and Coalhunter dated June 15, 2010.

“Carbon Creek Partnership” means the partnership formed under the laws of Alberta between Carbon Creek Coal Corporation and Burns.

“Carbon Creek Property” means Coalhunter’s interest in certain coal leases and lands that are subject to the Carbon Creek Joint Venture Agreement, which includes:

(a)	the Coal License Tenures;

(b)	the coal tenures that may be issued to Coalhunter pursuant to the application to the MEMPR numbered 417753;

(c)	the coal tenures that may be issued to Burns pursuant to the applications to the MEMPR numbered: 416891, 416892, 416893, 416894, 416895, 416896, 416897, 416898, 416899 and 416890; and

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(d)	the Crown Granted District Lots.

“Carbon Creek Technical Report” means the technical report titled “Technical Report – Carbon Creek Coal Property, British Columbia, Canada” dated January 12, 2011 prepared by the Author for Coalhunter in accordance with NI 43-101.

“Cardero” means Cardero Resource Corp., a corporation existing under the BCBCA.

“Coalhunter” means Coalhunter Mining Corporation, a corporation existing under the BCBCA.

“Coalhunter Board” means the board of directors of Coalhunter.

“Coalhunter Options” means the unexercised options to purchase Coalhunter Shares granted under the Coalhunter Share Option Plan.

“Coalhunter Share Option Plan” means the share option plan of Coalhunter adopted by Coalhunter on June 17, 2008.

“Coalhunter Shares” means common shares in the capital of Coalhunter.

“Coalhunter Warrants” means warrants to purchase Coalhunter Shares.

“Coal Lease” means the lease agreement that Burns and Coalhunter will enter into upon Coalhunter exercising the option granted pursuant to the Coal Lease Option Agreement.

“Coal Lease Option Agreement” means the coal lease option agreement between Burns and Coalhunter dated June 15, 2010.

“Coal Lease Royalty” means the royalty Coalhunter must pay to Burns pursuant to the terms of the Coal Lease.

“Coal License Tenures” means the coal license tenures to be issued to Johnson by the MEMPR pursuant to coal tenure application number 414152.

“Coal Tenure Option Agreement” means the coal tenure option agreement between Johnson and Coalhunter, dated May 18, 2010.

“Court” means the Supreme Court of British Columbia.

“Crown Granted District Lots” or “CGDLs” means District Lots 319 to 328 inclusive in the Peace River District of British Columbia registered to Burns.

“Effective Date” means the second business day after all of the conditions to the completion of the Arrangement have been satisfied or waived in accordance with the Arrangement Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or waiver of those conditions as of the Effective Date), or such other date as may be agreed to by the parties to the Arrangement Agreement.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date.

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Johnson” means Mr. Alan A. Johnson, Chairman of Coalhunter.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“MEMPR” means the British Columbia Ministry of Energy, Mines and Petroleum Resources.

“Minimum Annual Royalty” is the royalty to be paid by Coalhunter to Burns if the annual production from the Carbon Creek Property does not exceed 500,000 metric tonnes of coal in any year.

“Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

“Special Warrants” means the special warrants of Coalhunter issued pursuant to a private placement financing of Coalhunter completed on December 17, 2010.

“subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and will include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment.

Overview and Corporate Structure

Name, Address and Incorporation

          Coalhunter is a private company incorporated pursuant to the BCBCA on June 16, 2008 under the name of “Hunter-Williams Coal Corporation.” Coalhunter changed its name to “Coalhunter Mining Corporation” on January 6, 2009.

          Coalhunter’s head office is located at Suite 507 – 475 Howe Street, Vancouver, British Columbia, V6C 2B3 and its registered office is located at Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

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Incorporate Relationships

          Coalhunter has one wholly-owned subsidiary, Coalhunter America, Inc., which was incorporated under the laws of Nevada on April 21, 2009. Coalhunter America, Inc. was formed to carry out Coalhunter’s business activities in the United States.

General Development of the Business

          Coalhunter’s principal business is the acquisition, exploration and development of resource properties in North America for the mining of metallurgical coal. Since incorporation in June 2008, Coalhunter has focused on the recruitment of a management team, raising equity capital and identifying viable coal projects. Coalhunter’s material mineral property for purposes of NI 43-101 is the Carbon Creek Property located in Northeast British Columbia. For a description of the Carbon Creek Property, see “Carbon Creek Property”.

History

          Coalhunter’s initial focus was on the identification and acquisition of metallurgical coal interests in the United States. In the fall of 2008, Coalhunter entered into an asset purchase agreement with F&N Construction LLC (“F&N”) with respect to a series of coal leases on four properties in Fayette and Nicolas Counties, West Virginia and an agreement with Torchlight Energy Inc. (“TEI”) to acquire a 52% interest in a coal property located near Canada, Kentucky. These potential transactions did not proceed and Coalhunter has written down its investment in each of the transactions involving F&N and TEI to $1.00. At the end of 2009, Coalhunter refocused its attention to the acquisition of coal interests in Western Canada.

Acquisition of the Carbon Creek Property

          Through separate transactions in May and June of 2010, Coalhunter acquired an effective 75% interest in the Carbon Creek Property from Johnson and Burns. As a result of the transactions, Coalhunter and Burns will have the right to receive 75% and 25%, respectively, of the net proceeds of production from the Carbon Creek Property after the payback to Coalhunter of all development funds expended to commence operations.

          The following table summarizes the cash payments and securities grants, contingent or otherwise, to be made by Coalhunter in connection with the acquisition of the Carbon Creek Property:

Agreement	Seller	Cash Payment	Date of Cash Payment	Securities Grant	Date of Securities Grant
Coal Tenure Option Agreement	Johnson	$75,000	May 18, 2010	N/A	N/A
Coal Tenure Option Agreement	Johnson	$275,000	June 21, 2010	N/A	N/A
Coal Tenure Option Agreement	Johnson	N/A	N/A	Option to acquire 1,000,000 Coalhunter Shares at $0.15 per share, expiring April 26, 2011	May 18, 2010
Coal Tenure Option Agreement	Johnson	$5,000,000	Within 4 months of issuance of the Coal License Tenures	500,000 Coalhunter Shares	Within 4 months of issuance of the Coal License Tenures by the MEMPR
Coal Lease Option Agreement	Burns	$1,000,000	June 15, 2010	N/A	N/A

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Agreement	Seller	Cash Payment	Date of Cash Payment	Securities Grant	Date of Securities Grant
Coal Lease Option Agreement	Burns	$2,500,000	December 31, 2010	N/A	N/A
Coal Lease Option Agreement	Burns	$2,500,000	December 31, 2011	N/A	N/A
Carbon Creek Joint Venture Agreement	Burns	$1,000,000	June 15, 2010	2,000,000 Coalhunter Shares at $0.30, and warrants to purchase 2,000,000 Coalhunter Shares at $0.40 per share	June 15, 2010
Carbon Creek Joint Venture Agreement	Burns	$2,500,000	December 31, 2010	N/A	N/A
Carbon Creek Joint Venture Agreement	Burns	$2,500,000	December 31, 2011	N/A	N/A
Total		$17,350,000		5,500,000

Summary of Carbon Creek Property Contracts

          On May 18, 2010 Coalhunter entered into the Coal Tenure Option Agreement with Johnson wherein Johnson granted to Coalhunter an exclusive option to acquire a 100% undivided interest in and to the Coal License Tenures. The significant terms of the Coal Tenure Option Agreement include the following:

  Coalhunter paid a cash deposit of $75,000 upon execution of the Coal Tenure Option Agreement as partial consideration for entering into the Coal Tenure Option Agreement.

  Coalhunter paid a further $275,000 to Johnson on June 21, 2010.

  Coalhunter granted Johnson the right to acquire 1,000,000 Coalhunter Shares at an exercise price of $0.15 each. These warrants were exercised in full on April 15, 2011 and the Coalhunter Shares were issued effective April 20, 2011.

  Johnson was appointed to Coalhunter’s Board.

  Coalhunter provided to Johnson warrants to acquire 200,000 Coalhunter Shares at an exercise price of $0.05 each. These warrants have been exercised in full.

  Coalhunter is required to pay a further $5,000,000 within four months of the MEMPR issuing the Coal License Tenures as well as issue 500,000 Coalhunter Shares to Johnson.

          The amount of consideration paid to Johnson to enter the Coal Tenure Option Agreement and the terms thereof were negotiated at arm’s length.

          On June 15, 2010, Coalhunter entered into an agreement with Burns wherein Burns granted to Coalhunter the sole, exclusive and irrevocable option to enter into a lease to carry out coal exploration, development and mining on its interest in the Carbon Creek Property. As consideration for the option, Coalhunter is required to pay to Burns a total of $6,000,000 on or before December 30, 2011, as follows:

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  Coalhunter paid $1,000,000 upon execution of the Coal Lease Option Agreement.

  Coalhunter paid a further $2,500,000 on December 30, 2010.

  The balance of $2,500,000 is due on or before December 30, 2011.

          Upon Coalhunter making the required payments totaling $6,000,000, Coalhunter will have the right to exercise the option upon payment of $1.00 to Burns whereupon the parties shall execute the Coal Lease, the form of which is attached to the Coal Lease Option Agreement. Other significant terms are as follows:

•

Prior to exercising the option and so long as Coalhunter is not in arrears with its option payments, Coalhunter has the right to enter on the Carbon Creek Property for the purpose of carrying out exploration and development work and/or the purpose of carrying out coal mining activities for testing purposes thereon, but shall not have the right to carry out commercial production.

•	The term of the Coal Lease is for seven years and continues from year to year so long as Coalhunter complies with the terms and conditions of the Coal Lease.

•

Burns has a right to, and Coalhunter shall pay to Burns, the Coal Lease Royalty (described below) and if, subsequent to June 15, 2015, the annual production from the Carbon Creek Property does not exceed 500,000 Mt in any year, then Coalhunter will be required to pay to Burns the Minimum Annual Royalty (described below).

•	The Coal Lease Royalty is the aggregate of:

	o	with respect to export or off-site sales, the total of:

•

on each shipment, the greater of either: (i) five percent of the proceeds of sale for coal recovered, shipped and sold (less the third party costs of transporting the coal from the mine site to the shipping point); or (ii) $2.00 per metric tonne of coal recovered, shipped and sold; and

• twenty percent of the gross proceeds of sale for any coal by-products or products into which coal may be converted, including rejects, tailings and fly ash; and

o

with respect to the consumption of coal or coal by-products or products into which coal may be converted, including for purposes of a thermal coal plant, coal gasification plant or other facility, 20% of the gross proceeds of sale payable by a buyer of the finished product, be that electricity, gas or some other products.

•	The Coal Lease Royalty does not apply to coal mined or sold from licenses acquired pursuant to the Coal Tenure Option Agreement.

•	The Minimum Annual Royalty is the greater of:

o

one tenth of what the Coal Lease Royalty would have been on the recovery, shipment and sale of 1,000,000 metric tonnes of thermal coal based on the average NEWC price for seaborne thermal coal for the preceding six months; and

	o	the Coal Lease Royalty otherwise payable under the Coal Lease.

          The amount of consideration paid to Burns to enter into the Coal Lease Option Agreement and the terms thereof were negotiated at arm’s length.

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Carbon Creek Joint Venture Agreement

          On June 15, 2010, Coalhunter entered into a joint venture agreement with Burns to develop the Carbon Creek Property. The significant terms of the Carbon Creek Joint Venture Agreement include:

  As partial consideration for Burns entering into the Carbon Creek Joint Venture Agreement, Coalhunter shall pay to Burns an aggregate of $6,000,000 - $1,000,000 of which was paid on June 15, 2010, $2,500,000 of which was paid on December 30, 2010, and $2,500,000 of which is due on or before December 30, 2011.

  Coalhunter issued to Burns 2,000,000 Coalhunter Shares at a deemed price of $0.30 per Coalhunter Share and warrants to purchase 2,000,000 Coalhunter Shares exercisable at a price of $0.40 per Coalhunter Share for a period of two years from the later of closing of the Plan of Arrangement and November 15, 2010. These Coalhunter Shares and warrants were issued on June 15, 2010.

  Larry Horan, a nominee of Burns, was appointed to Coalhunter’s Board.

  Burns retains a 25% undivided beneficial interest in the Carbon Creek Property, which is a carried interest. Coalhunter shall bear all of the costs of carrying out all exploration, development and mining on the Carbon Creek Property and the marketing of the coal and coal by-products obtained from the Carbon Creek Property for its own account and Burns is not required to make any contribution towards any such costs.

  Coalhunter and Burns will have the right to receive 75% and 25%, respectively, of the net proceeds of production from the Carbon Creek Property.

  Burns will have the right in respect of its carried interest to receive 25% of the net proceeds of production from the Carbon Creek Property, after the payback to Coalhunter of all development funds expended to commence operations.

  A management committee was established to make decisions on behalf of the Carbon Creek Joint Venture with respect to operational matters, including exploration, development and production matters on or for the Carbon Creek Property, and Coalhunter has the right to appoint three (3) members and Burns has the right to appoint one (1) member to the management committee.

  The chairperson of the management shall be designated by Coalhunter.

  Coalhunter is the manager of the Carbon Creek Joint Venture and shall, among other things, prepare work plans, maintain the Carbon Creek Property in good standing, procure and maintain insurance coverage, keep books and records pertaining to operational matters and provide reports to the Carbon Creek Joint Venture.

          The amount of consideration paid to Burns to enter into the Carbon Creek Joint Venture Agreement and the terms thereof were negotiated at arm’s length.

Carbon Creek Property

          The Carbon Creek Technical Report was prepared on behalf of Coalhunter by Lawrence D. Henchel, P.G. of Norwest Corporation, an independent qualified person under NI 43-101. The following summary is extracted directly from the Carbon Creek Technical Report. The complete Carbon Creek Technical Report is available under Coalhunter’s profile on SEDAR at www.sedar.com, which is incorporated herein by reference, and readers are encouraged to review the Carbon Creek Technical Report in its entirety.

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The Carbon Creek property is in the Peace River Coalfield and consists of twelve Coal License Applications and ten Crown Granted District Lots (CGDL), comprising a contiguous tenure parcel of 17,200 ha. The CGDL’s, totalling approximately 2,600 ha, are controlled by P. Burns Resources Ltd. (Burns) of Calgary, Alberta, Canada. Coalhunter has a Coal Option Agreement with Burns for the CGDL’s and has entered into a joint venture agreement with them for the Coal License Application areas they control outside of the CDGL’s. The area of concern addressed in this report has been explored under numerous companies and various configurations of licensing and land and mineral control.

Burns has submitted ten of the twelve current Coal License Applications. Coalhunter has submitted one additional license application and has a purchase agreement in place with Alan A. Johnson, applicant, for control of the final license. Once approved and with fulfillment of the purchase agreement terms, this final license will become the sole property of Coalhunter. The terms of the joint venture between Coalhunter and Burns gives Burns a carried interest of 25% of profits after payback to Coalhunter has been made for development capitalization and purchase of the Johnson license.

The geologic sources of information used in this report are coal exploration assessment reports and mining studies kept on file by the BC Ministry of Energy, Mines and Petroleum Resources (MEMPR). A list of these reports is included in Item 23 “References”. Additionally, numerous files containing original logs and drilling data were supplied by Coalhunter. The author, a qualified person for coal exploration and resource estimation, personally inspected the property during a site visit conducted on July 23, 2010 and again on October 22 and 23, 2010.

The Carbon Creek property lies approximately 60km northwest of the town of Chetwynd and 401km west of the town of Hudson’s Hope. The property is accessible by road. Improved forest service roads connect the property with British Columbia Highway 29 between the towns of Chetwynd and Hudson Hope. The CN Rail line connecting Fort St John and Tumbler Ridge areas with Prince George passes 30km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC. No commercial mining has been documented or observed on the property.

The property has been explored for its coal resources since the early 1900’s. Utah International (now BHP Billiton) and its subsidiary, Utah Mines Ltd, performed the most substantial and well documented exploration efforts between 1971 and 1981. Nearly annual exploration campaigns during this period consisted of field mapping, core and rotary drilling, trenching, and mechanized adit drives utilizing underground mining equipment. Coal samples were obtained from core, rotary cuttings, surface excavations and in bulk from the adit drives. Estimates of coal tonnage and coal quality were made periodically throughout the Utah exploration campaigns.

The Carbon Creek property lies within the Inner Foothills structural province of western Canada and contains medium volatile bituminous coals of the Gething Formation. The Foothills belt is characterized by folded and faulted Mesozoic sediments that are in transition between the relatively gently-dipping, non-deformed formations of the Alberta Plateau to the east and the highly-deformed Rocky Mountain Trend to the west. The subsequent structural deformation resulted in increased pressures and heat flows that have imparted metallurgical properties to the coal seams as evidenced from the vitrinite reflectance, swelling characteristics, and overall maturity of the coal seams.

The Gething Formation consists of dark grey mudstone, siltstone, very-fine to coarse-grained sandstone, carbonaceous mudstone, silty and sandy mudstone, coaly plant debris, minor bentonite, black shale, occasional minor tuffs in the upper part, minor conglomerates and abundant but relatively thin coal seams.

Structural interpretations of the Carbon Creek property portray a rather broad, canoe-shaped syncline lying between two anticlinal belts that straddle the western and eastern boundaries of the property. Dips in the central portion of the property are nearly flat, ranging from 0° to 15°, increasing to up to 30° locally along the synclinal flanks in the east and west portions of the property. The northern half of the property is significantly better understood geologically than the southern half. It is believed that the southwest portion of the property becomes geologically more complex and has proven more difficult to explore due to the thicker covering of glacial till.

Over thirty coal seams occur in the middle and upper portions of the Gething Formation. Sixteen seams have proven to be persistent and correlatable through the northern half of the property. Twelve main seams have figured prominently in historic coal tonnage calculations. Table 3.1 shows the thickness of the twelve main coal seams occurring within the property. Historic estimates ranged from 2,700 million tonnes (Mt) in 1943 to 133Mt and 143Mt by Utah in 1975 and 1976 respectively. These estimates focused on differing areas of the property and were subject to different criteria and objectives over their time span.

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TABLE 3.1
AVERAGE SEAM THICKNESS

Seam	Thickness (ft)	Thickness (m)
58	4.12	1.25
55	5.16	1.57
54	4.44	1.35
52	4.93	1.50
51A	4.25	1.30
51	4.51	1.38
47	3.71	1.13
46	5.40	1.65
40	4.94	1.50
31	6.58	2.00
15	6.57	2.00
14	6.25	1.91

For coal deposits, “mineralization” refers to coal development and coal seam stratigraphy. The coals occurring within the Carbon Creek property are thought to occur in the upper to middle sections of the Gething Formation. The coal deposition found on the property is typical of the Gething Formation, consisting of abundant but relatively thin coal seams, some showing favourable metallurgical properties. Although there are numerous seams throughout the property, the twelve listed in Table 3.1 are developed sufficiently to be considered to be of economic significance.

Norwest has created a digital geologic model from hardcopy data provided by Coalhunter and various data available from public sources. Basic validation exercises were conducted on existing data and a validation drilling program was conducted by Coalhunter during October and November 2010. The author assisted with planning and implementing the validation program and observed drilling activities on October 22 and 23, 2010. Other Norwest personnel were onsite for the drilling of the first two core holes and confirmed that the field procedures being employed by Coalhunter for the validation exercise were consistent with current industry standards. The results of the validation drilling proved positive, which leads the author to believe that the base geologic data used in the Norwest model is valid and that current geologic interpretations are a fair representation of the geology of this property, given all data available and reviewed at the time of this report.

Typical analyses of coal within the Carbon Creek resource base area are presented in Table 3.2. Values shown are for raw, unwashed coal. Processing raw coal using density-specific media (coal washing) is widely used to improve coal quality by reducing ash content and raising its calorific value. Coking properties such as swelling (FSI) and dilation are typically improved as well, as discussed in Section 18.

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TABLE 3.2
RAW COAL QUALITY

		Coal Quality (air dried basis)
Seam	Thickness (m)	Moisture (%)	Ash (%)	Sulphur (%)	Volatile Matter (%)	Fixed Carbon %	BTU/lb	FSI
58	1.14	2.60	12.56	0.92	28.92	55.93	12,663	2.0
55	1.57	2.74	12.42	0.68	28.59	56.26	12,893	2.5
54	1.39	2.78	5.66	0.83	27.36	64.20	13,926	1.5
52	1.63	2.18	17.14	1.88	28.33	52.35	12,178	4.0
51A	1.29	2.74	6.25	0.80	28.01	63.00	13,902	2.0
51	1.51	2.73	9.63	0.73	26.42	61.23	13,228	2.0
47	1.14	2.53	15.49	0.91	24.00	57.98	12,441	1.5
46	1.70	2.60	6.50	0.83	26.92	63.99	13,907	2.0
40	1.95	2.02	13.99	1.17	27.16	56.83	12,892	2.5
31	1.99	1.50	25.74	1.42	24.33	48.43	10,906	6.0
15	2.17	1.08	17.11	0.57	21.14	60.67	12,602	2.5
14	2.11	0.95	19.03	0.57	19.20	60.83	12,362	3.0
Average	1.63	2.09	14.13	0.94	25.47	58.32	12,756	3.0

A resource estimation of the Carbon Creek property was completed in accordance with the procedures and criteria of GSC Paper 88-21 as required by NI 43-101. The mineral resource estimates for surface and underground moderate geology-type coal reported from the current Carbon Creek geologic model are outlined in Table 3.3. The resource statement is current as of January 12, 2011.

TABLE 3.3
CLASSIFICATION OF RESOURCES - CARBON CREEK PROPERTY
JANUARY 12, 2011

Deposit Type	ASTM Coal Rank	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
Surface	rnvB	10.5	7.4	6.8
Underground	mvB	40.0	56.1	82.3
Total	rnvB	114.0		89.1

Utah conducted numerous environmental studies as part of their development strategy for the Carbon Creek property. References to an Environmental Impact Assessment submittal have been found in the historic Utah files, including comments on the submittal’s adequacy from MEMPR. While current environmental and cultural assessments will need to be conducted, the past efforts should provide baseline data from which to work. It should be noted that the main development area in the northern half of the property lies outside the Area of Critical Community Interest (ACCI) as defined by the British Columbia provincial government.

It is recommended that future development work include a drilling program targeted at preparing the property for technical mining and economic evaluation. The main objectives of this exploration should be to:

  Infill gaps in existing drill hole spacing for improved seam characterization and the correlation of currently uncorrelated seams.

  Move Inferred resources into the Measured plus Indicated resource assurance category.

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  Conduct deeper drilling in areas targeted for potential underground mining at depth.

  Obtain bulk samples of main seams showing positive coking characteristics for current characterization of metallurgical properties.

  Collect geotechnical data appropriate for areas amenable to either surface or underground mining methods.

  Conduct groundwater tests, including pumping and packer tests, to characterize hydrologic regime.

  Install groundwater monitor wells to record baseline hydrologic data for permitting requirements.

A 40 hole drilling project providing for these recommended areas of data collection and analysis is estimated to cost approximately US$4.90 million and provides for an updated geological model and resource report.

The accuracy of resource and reserve estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources or reserves will be recoverable.

Selected Financial Information

          The following table sets forth summary financial information of Coalhunter for the periods indicated. This information has been derived from and should be read in conjunction with Coalhunter’s consolidated audited financial statements for the fiscal years ended December 31, 2010 and December 31, 2009, which is attached hereto as Schedule “D”. For reporting purposes, Coalhunter prepares its financial statements in Canadian dollars and in conformity with Canadian generally accepted auditing standards. Coalhunter’s financial year end is December 31. The following information should be read in conjunction with those financial statements and the related notes thereto, along with the applicable management’s discussion and analysis, which is included in this Schedule “C” under the heading “Information Concerning Coalhunter – Management’s Discussion and Analysis”.

	Fiscal year ended	Fiscal year ended
	December 31, 2010	December 31, 2009
	($)	($)
	(audited)	(audited)
Revenue	nil	nil
Net loss	(786,125)	(1,746,010)
Cash and cash equivalents	4,286,495	20,244
Total assets	14,497,472	24,467
Share capital	8,624,794	1,623,685
Special Warrants	6,713,000	Nil
Deficit	(2,814,866)	(2,028,741)
Shareholders’ equity	13,966,868	(276,921)
Cash dividends paid	Nil	Nil

Management’s Discussion and Analysis

          The following management’s discussion and analysis (the “MD&A”) of financial condition and results of operations of Coalhunter should be read in conjunction with the sections entitled “Selected Financial and Pro Forma Financial Information” and “Risk Factors” and Coalhunter’s audited financial statements and the accompanying notes contained elsewhere in this Schedule “C”. Coalhunter’s fiscal year ends on December 31. Certain information contained herein is forward-looking and based upon assumptions and anticipated results that are subject to risks, uncertainties and other factors. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly.

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          The results for the period presented are not necessarily indicative of the results that may be expected for any future period. Coalhunter's financial condition and the results of operations discussed below will not necessarily be indicative of Coalhunter's future performance, as they reflect the limited nature of Coalhunter's activities to date.

MD&A for the year ended December 31, 2010

2010 Financial Results

Overview

          Coalhunter’s principal business is the acquisition, exploration and development of resource properties in North America for the mining of metallurgical and thermal coal. To date, Coalhunter has not earned any revenues from operations. During the year ended December 31, 2010 Coalhunter had a very active year which is summarized as follows:

  entered into agreements to acquire a 75% interest in the Carbon Creek Property by entering into a Coal Tenure Option Agreement, a Coal Lease Option Agreement and a Joint Venture Agreement.

  issued 23,102,743 Coalhunter Shares at various prices for gross proceeds of $6,887,053 and issued 14,000,000 Special Warrants at a price of $0.50 per Special Warrants for gross proceeds of $7,000,000.

  implemented an exploration program on the Carbon Creek Property and had expenditures of $1,361,387, including drilling, assays, geological, report preparation and field work.

  Norwest Coropration prepared the NI 43-101 compliant Carbon Creek Technical Report on the Carbon Creek Property verifying a coal resource of 114 Mt in the measured and indicated category and 89 Mt in the inferred category.

  Coalhunter’s working capital increased from a deficit of $278,134 in fiscal 2009 to $3,942,932 in fiscal 2010 as a result of the financings it completed. Coalhunter’s general and administrative expenditures increased from $260,293 to $963,161. The increase is summarized below under 2010 Financial Results.

          For the year ended December 31, 2010 Coalhunter incurred a loss of $786,125 compared to a loss of $1,746,010 for the year ended December 31, 2009. Coalhunter expects to continue losses for Fiscal 2011 as it develops its properties.

Expenses

          General and administrative expenses totaled $963,161 for the year ended December 31, 2010 compared to $260,293 for the year ended December 31, 2009. Details of the largest general and administrative expenses are as follows:

  Salary of $191,352 (2009 -$75,973) for management of Coalhunter. The increase in employee wages was a result of the addition of employees during the year. The increase in employees was a result of the acquisition of the Carbon Creek Property.

  Consulting fees of $64,313 (2009 - $7,000) consisted of $25,500 (2009 – $7,000) for accounting and administrative services, $6,215 (2009 - $Nil), for information technology, $5,258 (2009 - $Nil) for temporary office assistance and $27,340 (2009 - $Nil) for other.

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  Professional fees of $122,773 (2009 - $109,856) consisted of $108,273 (2009 - $65,527) for legal fees and audit/accounting of $14,500 (2009 - $44,329). The increase in legal fees was a result of the Carbon Creek Property acquisition and financings Coalhunter completed during the year.

  Stock based compensation of $490,488 (2009 - $18,464) for options issued during the year.

MD&A for the year ended December 31, 2009

          During the year ended December 31, 2009 Coalhunter made a decision not to proceed with the Torchlite property due to deteriorating market conditions and wrote off the project in the amount of $297,287. Coalhunter withdrew its APA on the F&N Property due to a competitive bid in excess of Coalhunter’s offer and as a consequence wrote off the property in the amount of $2,215,530. At the end of 2009 Coalhunter refocused its attention to the acquisition of coal interests in Western Canada.

2009 Financial Results

          For the year ended December 31, 2009 Coalhunter incurred a loss of $1,746,010 compared to a loss of $282,731 for the year ended December 31, 2008. Coalhunter expects to continue losses for Fiscal 2010 as it develops its properties.

Expenses

          General and administrative expenses totaled $260,293 for the year ended December 31, 2009 compared to $368,805 for the year ended December 31, 2008. Details of the largest general and administrative are as follows:

Salary of $75,973 (2008 -$99,970) for management of Coalhunter.

Consulting fees of $7,000 (2008 - $10,446) consisted of $7,000 (2008 – $8,750) to an officer of Coalhunter for accounting and administrative services and $Nil (2008 - $1,696) for other.

Professional fees of $109,856 (2008 - $81,489) consisted of $65,527 (2008 - $61,489) for legal fees and audit/accounting of $44,329 (2008 - $20,000).

Stock based compensation of $18,464 (2008 - $70,879) for options issued during the year.

Other

          Coalhunter wrote off its investment in the F&N and TEI properties in the amount of $2,510,265 (Nil –2008).

Fourth Quarter Results

          Coalhunter issued 3,608,143 Coalhunter Shares at a price of $0.30 per share for gross proceeds of $1,082,443 and issued 14,000,000 Special Warrants at a price of $0.50 per special warrant for gross proceeds of $7,000,000. On the Special Warrants Coalhunter paid a finder’s fee of $287,000 and issued 560,000 agent warrants. Each agent warrant entitles the holder to acquire one additional Coalhunter Share at $0.50 per share for one year from date of issuance.

          Coalhunter made its option payment due on the Coal Lease Option Agreement in the amount of $2,500,000 and its payment due on the Carbon Creek Joint Venture Agreement in the amount of $2,500,000.

          Coalhunter incurred a net loss of $98,023 compared to a loss of $1,579,923 for the quarter ended December 31, 2009. The decrease was mainly attributed to the write off in the quarter ended December 31, 2009 of the TEI and F&N property of $2,510,265 and a future tax recovery of $999,159. The general and administrative expenses in the quarter ended December 31, 2010 were $275,774 (2009 - $68,817). The increase was attributed to the increased activity of Coalhunter.

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          There are no other significant events or items that affect Coalhunter’s financial condition, cash flow or results of operation.

Liquidity and Capital Resources

          The continuing operations of Coalhunter are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future. These circumstances cast significant doubt as to the ability of Coalhunter to meet its obligations as they come.

          As at December 31, 2010 Coalhunter had working capital of $3,942,932 (deficit 2009 - $278,134). Coalhunter has limited financial resources and has financed its operations primarily through the sale of its common shares. For the foreseeable future, Coalhunter will need to rely on the sale of such securities for sufficient working capital and to finance its mineral property acquisition and exploration activities, and /or enter into joint venture agreements with third parties. As Coalhunter does not generate any revenue from operations, the long-term profitability of Coalhunter will be directly related to the success of its mineral property acquisition and exploration activities.

          In April 2010 Coalhunter closed a private placement of 1,860,000 Coalhunter Shares at a price of $0.125 per Coalhunter Share for gross proceeds of $232,500. Coalhunter paid a finder’s fee by paying $5,688 and issuing 45,500 agent warrants. Each agent warrant entitles the holder to acquire one additional Coalhunter Share at $0.125 per share for two years from date of issuance.

          In June 2010 Coalhunter closed a private placement of 12,000,000 Coalhunter Shares at a price of $0.30 per Coalhunter Share for gross proceeds of $3,600,000. It paid a finder’s fee by paying $252,000 and issuing 840,000 agent warrants. Each agent warrant entitles the holder to acquire one additional Coalhunter Share at $0.30 per share for two years from the date of issuance.

          In August and October, Coalhunter received $97,500 upon the exercise of 1,950,000 warrants.

          In August 2010 Coalhunter received $6,125 upon the exercise of 24,500 agent warrants.

          In September 2010 Coalhunter closed a private placement of 5,634,600 Coalhunter Shares at a price of $0.35 per common share for gross proceeds of $1,972,110. It paid a finder’s fee by paying $61,250 and issuing 175,000 agent warrants. Each agent warrant entitles the holder to acquire one additional Coalhunter Share at $0.30 per share for two years from the date of issuance.

          In December 2010 Coalhunter issued 3,608,143 Coalhunter Shares at a price of $0.30 per share for gross proceeds of $1,082,443.

          In December 2010 Coalhunter issued 14,000,000 Special Warrants at a price of $0.50 per Special Warrant for gross proceeds of $7,000,000.

          In December 2010 Coalhunter received $21,433 upon the exercise of 71,444 Coalhunter broker warrants.

          Coalhunter continually monitors its financing alternatives and expects to finance its Fiscal 2011 operating overhead, acquisition and exploration expenditures through a going public transaction and private placements.

          The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. There can be no assurance that such funds will be available on favourable terms, or at all.

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Off-Balance Sheet Arrangements

          Coalhunter has no off-balance sheet arrangements.

Related Party Transactions

          Coalhunter entered into the following transactions with related parties:

  Coalhunter paid wages and consulting fees of $191,612 (2009 - $65,000) to an officer and a director and to a company controlled by an officer and a director.

  Coalhunter issued 600,000 compensation warrants at an exercise price of $0.05 for a period of two years to an officer and a director.

  Pursuant the Coal Tenure Option Agreement, Coal Lease Option Agreement and Carbon Creek Joint Venture Agreement, upon signature of the agreements, two counterparties were appointed as directors of Coalhunter.

  Coalhunter entered in to private placements with Cardero, a control person of Coalhunter.

          These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Material Contracts

          The following are material contracts of Coalhunter:

  the Coal Tenure Option Agreement described under “Information Concerning Coalhunter – General Development of the Business”.

  the Coal Lease Option Agreement described under “Information Concerning Coalhunter – General Development of the Business”.

  the Carbon Creek Joint Venture Agreement described under “Information Concerning Coalhunter – General Development of the Business”.

  the subscription agreement whereby on June 15, 2010 Cardero acquired, on a private placement basis, 12,000,000 Coalhunter Shares at a subscription price of $3,600,000 (the “Cardero Subscription Agreement”). The terms and conditions of Cardero Subscription Agreement provided that, in connection with any initial public offering conducted by Coalhunter, Cardero was given the right to purchase, at the offering price, up to that number of Coalhunter Shares as required for Cardero to control, upon completion of the initial public offering, fifty-one (51%) percent of the issued and outstanding Coalhunter Shares. Cardero was also granted the right to maintain its percentage equity interest in Coalhunter from time to time by participating in securities offerings of Coalhunter, other than an initial public offering, as long as Cardero maintained an equity interest of 10% or greater in Coalhunter. In addition, as long as Cardero maintained an equity interest of 10% or greater in Coalhunter, Cardero was granted the right to maintain its percentage equity interest in Coalhunter from time to time by participating in securities offerings of Coalhunter and to appoint a nominee to the Coalhunter Board. In the event that its equity interest in Coalhunter increased to 51%, Cardero was also granted the right to nominate a second director to the Coalhunter Board.

          A copy of any material contracts and the Carbon Creek Technical Report may be inspected at Coalhunter’s offices at Suite 507 – 425 Howe Street, Vancouver, British Columbia, or at the offices of McMillan LLP, Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

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Directors and Executive Officers

          Directors and officers of Coalhunter as a group, beneficially own, directly and indirectly, or exercise control or direction over, 3,015,000 Common Shares, representing 7.83% of the issued and outstanding Common Shares of Coalhunter as of the date hereof. In addition, the directors and officers of Coalhunter, as a group, beneficially own, directly and indirectly, or exercise control or direction over, 2,345,000 Coalhunter Options and 1,200,000 Coalhunter Warrants.

          The following is a brief description of the background of the directors and officers of Coalhunter.

Current Directors and Officers

Michael Hunter, President, Chief Executive Officer and Director

          Mr. Hunter has more than 25 years of coal mine operational experience and has played a leading role in assisting Canadian coal companies to raise in excess of $75 million.

          Prior to founding Coalhunter, Mr. Hunter worked at Luscar Sterco (1977) Ltd. in Alberta and at First Coal Corporation where he was instrumental in assembling the largest land position of any coal company in British Columbia, with resources historically estimated to contain more than 1.5 billion metric tonnes. While at First Coal Corporation, Mr. Hunter served as the Executive Vice President and managed the company’s exploration and permitting activities.

Alan Johnson, Chairman

          Mr. Johnson is a former Member of Canada’s Parliament and Chair of its Energy, Mines and Resources Committee. Mr. Johnson managed the Coal Division for Gulf Canada Resources Limited and was a founder of Ridley Terminals Inc. and guided the design of its world-class coal export terminal.

          As former President of The Coal Association of Canada, Mr. Johnson had extensive involvement with the coal industry’s relations with all of its stakeholders and in the environmental aspects of coal use. He founded and was the Managing Director of ZECA Corporation (the Zero Emission Coal Alliance), a joint venture of major Canadian and American utilities and coal interests. Recently he has been participating in new Russian energy and mineral exploration projects as well as an advisor to a number of Canadian and U.S. ventures.

Lyle Morgenthaler, Director

          Mr. Morgenthaler graduated from UBC in 1984 as a mining and metallurgical engineer. He is a licensed, professional engineer in British Columbia, Alberta and Saskatchewan.

          For the past 18 years Mr. Morgenthaler has been consulting for the mining industry from exploration, mine design to project management. As part of his consulting practice, Mr. Morgenthaler has spent the past six years assisting coal companies in British Columbia to design, permit and execute their exploration activities.

Keith Henderson, Director

          Mr. Henderson is a mining industry executive with 18 years global experience in Africa, Europe, and the Americas. He has extensive knowledge of the exploration and mining business from both a Major and Junior public company perspective. With a proven track record he has successfully managed exploration and mining companies through significant growth periods.

          Mr. Henderson is currently Vice-President Exploration for Cardero.

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Larry Horan, Director

          Mr. Horan is President and Chairman of Burns and P. Burns Coal Mines Limited. He has been an oil and gas consultant for the past 20 years. Prior to 1990 he worked as a Trust Officer in the oil and gas division of Central Guaranty Trust.

          Mr. Horan holds a Bachelor of Business Administration majoring in Petroleum Land Management from the University of Oklahoma.

Blaine Bailey, Chief Financial Officer

          Mr. Bailey is a Certified General Accountant with 10 years’ experience working as Chief Financial Officer and Director with mineral exploration companies listed on the TSX Venture Exchange. Mr. Bailey brings complementary skills to Coalhunter’s management team in the areas of finance, administration and financial reporting.

Marilyn Wong, Corporate Secretary

          Ms. Wong has over 25 years of work experience relating to private and public company management including compliance and continuous disclosure. She also has experience in preparing corporate and securities regulatory documents and has served as a legal assistant in the area of corporate/securities law at several law firms, including McClellan Rubenstein & Parolin, and Smith Lyons Torrance Stevenson & Mayer, and their predecessor law firms.

Conflicts of Interest

          To the best of Coalhunter’s knowledge, other than as disclosed in this Schedule “C”, there are no known existing or potential material conflicts of interest among Coalhunter and Coalhunter’s directors, officers or other members of management as a result of their outside business interests except that certain of Coalhunter’s directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such companies. In the event of such a conflict of interest, Coalhunter will follow the requirements and procedures of applicable corporate and securities legislation and applicable exchange policies, including the relevant provisions of the BCBCA.

Coalhunter Securities

Common Shares

          The authorized share capital of Coalhunter consists of an unlimited number of common shares without par value. As of the date of this Schedule “C”, 38,495,827 Coalhunter Shares were issued and outstanding as fully paid and non-assessable shares.

          The holders of Common Shares are entitled to receive notice of and attend and vote at all shareholder meetings. Each Coalhunter Share confers the right to one vote in person or by proxy at all meetings of the shareholders of Coalhunter. The holders of the Coalhunter Shares, subject to the prior rights, if any, of any other class of shares of Coalhunter, are entitled to receive such dividends in any financial year as the Coalhunter Board may by resolution determine.

          Upon the liquidation, dissolution or winding up of Coalhunter holders of Coalhunter Shares are entitled to receive on a pro rata basis the net assets of Coalhunter after payment of debts and other liabilities, in each case subject to the prior rights, if any, of any other class of shares of Coalhunter.

Options and Warrants

          As of the date hereof, there are outstanding Coalhunter Options to purchase up to 2,945,000 Coalhunter

          Shares at prices ranging from $0.05 to $0.35 per Coalhunter Share and Coalhunter Warrants to purchase up to 4,820,500 Coalhunter Shares at prices ranging from $0.05 to $0.50 per Coalhunter Share, each such Coalhunter Option or Coalhunter Warrant, as applicable, being exercisable for one Coalhunter Share.

C - 18 -

          The Coalhunter Options were issued under the Coalhunter Option Plan which was adopted by Coalhunter on June 17, 2008. The purpose of the Coalhunter Option Plan is to give directors, officers, employees and consultants of Coalhunter, as additional compensation, the opportunity to participate in the success of Coalhunter. The Coalhunter Option Plan provides that the aggregate number of securities reserved for issuance, at any point in time, is 10% of the number of Coalhunter Shares issued and outstanding at the time the option is granted (on a non-diluted basis). Options may be granted under the Plan to such officers, directors, employees, and consultants, of Coalhunter and its affiliates, if any, as the Coalhunter Board may from time to time designate.

Special Warrants

          As of the date hereof, there are 14,000,000 outstanding Special Warrants exercisable for Coalhunter Shares. The Special Warrants were issued pursuant to and are governed by and subject to the terms and conditions set out in the certificates representing the Special Warrants.

          Each Special Warrant entitles the holder thereof, upon conversion thereof, and without payment of additional consideration, to be issued one Coalhunter Share in accordance with the terms and conditions attached to the Special Warrants. Special Warrants may be converted by the holder at any time until 5:00 p.m. (Vancouver time) on the date that is the earlier of: (i) July 31, 2012, and (ii) the third business day after the date on which a receipt is issued or deemed to be issued by the last of the securities commissions or comparable regulatory authorities in each of the jurisdictions in which a (final) prospectus of the Coalhunter is filed to qualify the distribution of Coalhunter Shares underlying the Special Warrants (the “Qualification Date”).

          If the Qualification Date occurs on or before June 30, 2011, each holder of Special Warrants will be entitled to receive, for no additional consideration, upon the exercise or deemed exercise of their Special Warrants, 1.0 Coalhunter Shares for each Special Warrant. If the Qualification Date occurs after June 30, 2011, each holder of Special Warrants will be entitled to receive, for no additional consideration, upon the exercise or deemed exercise of their Special Warrants, an additional 0.1 of a Coalhunter Share for each Special Warrant. In addition, if the Qualification Date does not occur on or before September 30, 2011, each Special Warrant entitles each holder for each 30 day period in which the Qualification Date has not occurred thereafter, up to and including July 31, 2012, to receive, upon exercise or deemed exercise of their Special Warrant, for no additional consideration, an additional 0.01 of a Coalhunter Share.

Principal Shareholders

          To the knowledge of the directors and officers of Coalhunter, as of the date of this Schedule “C”, the following table lists those persons who own 10% or more of the issued and outstanding Coalhunter Shares as at the date hereof:

		Number of Coalhunter	Percentage of Coalhunter
		Shares Beneficially Owned,	Shares Beneficially Owned,
Name and Municipality of		Controlled or Directed,	Controlled or Directed, Directly
Residence	Type of Ownership	Directly or Indirectly	or Indirectly (1)

Cardero Resource Corp. Vancouver, BC	Registered	17,808,143(2)	46.26%

_____________________
Notes:

(1)	Based on 38,495,827 Coalhunter Shares issued and outstanding as at the date of this Schedule “C”.

(2)	Cardero also holds 5,600,000 Special Warrants.

          Pursuant to the terms and conditions of the Cardero Subscription Agreement between Coalhunter and Cardero, Cardero was given the right to purchase, at the offering price, up to that number of Coalhunter Shares as required for Cardero to control, upon completion of an initial public offering, fifty-one (51%) percent of the issued and outstanding Coalhunter Shares. Also pursuant to the terms and conditions of the Cardero Subscription Agreement, Cardero was given the right to maintain its percentage equity interest in Coalhunter from time to time by participating in securities offerings of Coalhunter, other than an initial public offering. This right continues so long as Cardero maintains an equity interest of 10% or greater in Coalhunter.

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Dividends

          Coalhunter has not declared or paid any dividends on the Coalhunter Shares since the date of its formation. Coalhunter intends to retain its earnings, if any, to finance the growth and development of its business and has no present intention of paying dividends or making any other distributions in the foreseeable future.

Consolidated Capitalization

          The following table sets forth Coalhunter’s consolidated capitalization as at the date indicated. This table should be read in conjunction with Coalhunter’s management discussion and analysis and audited financial statements (including the notes thereto) included in this Schedule “C”.

Description	As at December 31, 2010
Shareholders’ equity
Common Shares	$8,624,794
(Common Shares authorized – unlimited)	(37,495,827 Common Shares)
Special Warrants	$6,713,000
(14,000,000 Special Warrants)
Contributed Surplus	$1,443,940
Deficit	$(2,814,866)
Total Shareholders’ equity	$13,966,868
Total capitalization	$13,966,868

Prior Sales

          For the 12-month period before the date of this Schedule “C”, Coalhunter issued the following Coalhunter Shares and securities convertible into Coalhunter Shares:

		Number of Securities
Date of Issuance	Type of Security Issued	Issued	Price per Security
May 3, 2010	Common Shares	80,000	$0.125
May 20, 2010	Common Shares	300,000	$0.125
June 15, 2010	Agent’s Warrants	840,000	$0.30 (2)
June 15, 2010	Common Shares	14,000,000	$0.30
June 15, 2010	Warrants	150,000	0.05 (1)
July 14, 2010	Common Shares	24,500	$0.25(3)
September 22, 2010	Agent’s Warrants	175,000	$0.35 (4)
September 22, 2010	Common Shares	2,500,000	$0.35
September 24, 2010	Common Shares	1,700,000	$0.05(3)
September 27, 2010	Common Shares	3,134,600	$0.35
October 29, 2010	Common Shares	250,000	$0.05(3)
November 15, 2010	Warrants	2,000,000	$0.40(6)
December 17, 2010	Special Warrants	14,000,000	$0.50

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		Number of Securities
Date of Issuance	Type of Security Issued	Issued	Price per Security
December 17, 2010	Agent’s Warrants	560,000	$0.50(7)
December 20, 2010	Common Shares	71,444	$0.30
December 21, 2010	Common Shares	3,608,143	$0.30
January 12, 2011	Warrants	300,000	$0.10(1)
April 20, 2011	Common Shares	1,000,000	$0.15(5)

________________________
Notes:

(1)

These share purchase warrants were issued as executive compensation. Michael Hunter, President, CEO and a director of Coalhunter, has been issued an aggregate of 600,000 compensation warrants, and Blaine Bailey, Chief Financial Officer of Coalhunter, has been issued an aggregate of 300,000 compensation warrants.

(2)	These agent’s warrants were issued as partial payment of a finder’s fee in connection with a private placement of 12,000,000 Coalhunter Shares in June 2010.

(3)	These shares were issued upon exercise of previously issued share purchase warrants.

(4)	These agent’s warrants were issued as partial payment of a finder’s fee in connection with a private placement of 5,634,600 Coalhunter Shares in September 2010.

(5)	These Coalhunter Shares were issued pursuant to the exercise of the share purchase warrants issued on May 18, 2010 as partial consideration pursuant to the Coal Tenure Option Agreement.

(6)	These share purchase warrants were issued as partial consideration under the Carbon Creek Joint Venture Agreement.

(7)	These agent’s warrants were issued as partial payment of a finder’s fee in connection with the Private Placement.

Risk Factors

Exploration, Development and Mining Risks

          Resource exploration, development and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Coalhunter will rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

          The Carbon Creek Property is in the exploration stage only and is without a known body of commercial ore. Development of the Carbon Creek Property would follow only if favourable exploration results are obtained. Until Coalhunter reaches the production stage, Coalhunter will not have any significant revenue and will be entirely dependent on future financings for its income. There is no guarantee that Coalhunter will ever reach the production stage. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

          No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices; and government regulations, including but not limited to regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in Coalhunter not receiving an adequate return on invested capital.

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General Economic Conditions

          Global financial markets have experienced a sharp increase in volatility during recent months. This has been, in part, the result of the revaluation of assets on the balance sheets of international financial institutions and related securities. This has contributed to a reduction in liquidity among financial institutions and has reduced the availability of credit to those institutions and to the issuers who borrow from them. While central banks as well as global governments are attempting to restore much needed liquidity to the global economies, no assurance can be given that the combined impact of the significant revaluations and constraints on the availability of credit will not materially and adversely affect economies around the world in the near to medium term. Some of these economies may experience significantly diminished growth and some may suffer a recession. These market conditions and unexpected volatility or illiquidity in financial markets may also adversely affect the prospects of Coalhunter and the value of the Shares. A substantial drop in the markets in which Coalhunter invests or conducts business or operations could be expected to have a negative effect on Coalhunter.

Requirement for Further Financing

          Coalhunter presently does not have sufficient financial resources to undertake all of its currently planned exploration and development programs. The further development and exploration of the various mineral properties in which it holds interests depends upon Coalhunter’s ability to obtain financing through any or all of the joint ventures of projects, debt financing, equity financing or other means. There can be no assurance that Coalhunter will be able to raise the balance of the financing required or that such financing can be obtained without substantial dilution to purchasers. There is no assurance Coalhunter will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause Coalhunter to forfeit its interest in some or all of its properties and reduce or terminate its operations.

Future Losses and Production Expenses

          There can be no assurance that significant losses will not occur in the near future or that Coalhunter will be profitable in the future. Coalhunter’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and, if warranted, commercial production of the Carbon Creek Property and any other properties Coalhunter may acquire are added as needed. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and Coalhunter’s acquisition of additional properties and other factors, many of which are beyond Coalhunter’s control. Coalhunter does not expect to receive revenues from operations in the near future, if at all. Coalhunter expects to incur losses unless and until such time as the Carbon Creek Property and any other properties Coalhunter may acquire enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of the Carbon Creek Property and any other properties Coalhunter may acquire will require the commitment of substantial resources to conduct the time-consuming and capital intensive exploration and development of the properties. There can be no assurance that Coalhunter will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Obtaining and Renewing Licenses

          In the ordinary course of business, Coalhunter will be required to obtain and renew governmental licenses or permits and an environmental assessment certificate (the “Environmental Assessment Certificate”) for the operation and expansion of the Carbon Creek Property or for the development, construction and commencement of mining at the Carbon Creek Property. Obtaining or renewing the necessary governmental licenses or permits and the Environmental Assessment Certificate is a complex and time-consuming process and often involves public hearings and costly undertakings on Coalhunter’s part. The duration and success of Coalhunter’s efforts to obtain and renew licenses or permits and the Environmental Assessment Certificate are contingent upon many variables, some of which are not within Coalhunter’s control, including the interpretation of applicable requirements implemented by the licensing authority. Coalhunter may not be able to obtain or renew licenses, permits or the Environmental Assessment Certificate that are necessary to its operations, or the cost to obtain or renew licenses or permits and the Environmental Assessment Certificate may exceed what Coalhunter believes it can recover from the Carbon Creek Property if it is put into production. Any unexpected delays or costs associated with the licensing or permitting process could delay the development or impede the operation of a mine, which could adversely impact Coalhunter’s operations and profitability.

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Construction and Start-up of New Mines

          If Coalhunter is successful in defining bodies of commercial mineralization on the Carbon Creek Property, the success of any construction project and the start up of a mine at the Carbon Creek Property will be subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and licenses (including environmental permits) in connection with the construction of mining facilities. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which Coalhunter will depend in connection with its construction activities, a delay in or failure to receive the required governmental approvals and licenses in a timely manner or on reasonable terms, or an operational delay or failure could delay or prevent the construction and start-up of a mine at the Carbon Creek Property. Even if Coalhunter is successful in defining bodies of commercial mineralization on the Carbon Creek Property and in receiving required governmental approvals and licenses (including environmental permits) for a mine at the Carbon Creek Property, there is no assurance that Coalhunter will be able to obtain sufficient funds to finance construction and start-up activities; that necessary personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction of a mine; and that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of a mine at the Carbon Creek Property will not be significantly higher than predicted. Any of the foregoing factors could adversely impact Coalhunter’s operations and financial condition.

Employee Recruitment and Retention

          Recruiting and retaining qualified personnel will be critical to Coalhunter’s success. Coalhunter is dependent on the services of key executives including its President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing our interests. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As Coalhunter’s business activity grows, Coalhunter will require additional key financial, administrative, geologic and mining personnel as well as additional operations staff. There is no assurance that Coalhunter will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If Coalhunter is not successful in attracting, training and retaining qualified personnel, the efficiency of Coalhunter’s operations could be impaired, which could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

Limited Operating History

          There is no assurance that Coalhunter will earn profits in the future, or that profitability, if achieved, will be sustained. If Coalhunter does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities, or be subject to having its interest diluted or lost in existing properties.

Fluctuation in Coal Prices

          The market price of coal is volatile and is affected by numerous factors that are beyond the control of Coalhunter. These include international supply and demand, the level of consumer product demand, international economic trends, currency exchange rate fluctuations, the level of interest rates, the rate of inflation, global or regional political events and international events, as well as a range of other market forces. Sustained downward movements in coal market prices could render less economic, or uneconomic, some or all of the coal extraction and/or exploration activities to be undertaken by Coalhunter.

C - 23 -

Dependence Upon the Steel Industry

Metallurgical coal demand is a function of world wide economic growth and steel production. The steel industry is cyclical in nature and demand is affected by a number of factors including international economic conditions and interest rates. Materials such as aluminum, composites and plastics are substitutes for steel and an increase in their usage could adversely affect the demand for steel, and consequently, the demand for metallurgical coal.

Marketability

          The marketability of coal owned by Coalhunter, or which may be acquired or discovered by Coalhunter, will be affected by numerous factors beyond the control of Coalhunter. These factors include market fluctuations, the proximity and capacity of coal markets and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting coal and environmental protection. A combination of one or more of these factors may result in Coalhunter not receiving an adequate return on invested capital.

Equipment and Development

          Mining operations generally involve a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The business of mining is subject to a variety of risks such as ground fall, explosions and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences, against which Coalhunter cannot, or may elect not to, insure, may result in destruction of mines and other production facilities, damage to life and property, environmental damage, delayed production, increased production costs and possible legal liability for any and all damages. Such liabilities may have a material adverse effect on Coalhunter’s financial position.

Transportation and Equipment Costs

          Substantially all of the coal produced from the Carbon Creek Property would be exported to port facilities by one rail system for which there are limited alternatives. Additionally, all of Coalhunter’s export sales would be loaded through one port facility, for which there are limited cost effective alternatives. An interruption of rail or port services could significantly limit Coalhunter’s ability to operate and to the extent that alternate sources of transportation services are available, it could increase transportation and port costs significantly.

          The recent growth in global mining activities has created a demand for mining equipment and related supplies that is currently in excess of supply. As a result, future operations could be adversely affected if Coalhunter or its contractors encounter difficulties obtaining equipment, tires and other supplies on a timely basis, expansion activities, construction projects underway, production and productivity, and costs could be materially affected.

Uninsurable Risks

          In the course of exploration, development, and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding, and earthquakes, may occur. It is not always possible to fully insure against such risks and Coalhunter may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Coalhunter.

No Assurance of Title

          While Coalhunter has registered its mineral leases with the appropriate mining authorities and has filed all pertinent information to industry standards, this should not be construed as a guarantee of title. In addition, the claims have not been legally surveyed, and therefore, the precise boundaries and locations of such claims may be in doubt and may be challenged. Coalhunter’s properties may also be subject to prior unregistered agreements or transfers or native land claims, and Coalhunter’s title may be affected by these and other undetected defects.

C - 24 -

Aboriginal Title Claims

          Recent jurisprudence puts in doubt the ability of mining companies to acquire, within a reasonable timeframe, effective mineral titles in some parts of North America in which aboriginal title is claimed. The risk of unforeseen aboriginal title claims and disputes could affect existing operations as well as development projects and future acquisitions. The need for governments to consult with aboriginal peoples and in some instances accommodate their interests with respect to grants of mineral rights in the issuance or amendment of project authorizations may affect Coalhunter’s ability to expand or transfer existing operations or to develop new projects.

Mineral Reserve and Mineral Resource Estimates

          The coal reserves and resources for the Carbon Creek Property, as set forth in the Carbon Creek Technical Report and this Schedule “C”, are only estimates. No assurance can be given that the estimated coal reserves and resources will be recovered or at what rate they will be recovered. Coal reserve and resource estimates are based on limited sampling, and, consequently are uncertain because the samples may not be representative. Coal reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of coal, as well as increased production costs or reduced recovery rates, may render certain coal reserves and resources uneconomic and may ultimately result in a restatement of reserves and/or resources, such that the need for subsequent development of ore bodies and the processing of new or different ore grades, may adversely affect Coalhunter’s profitability in any particular accounting period.

Environmental and Other Regulatory Requirements

          All phases of Coalhunter’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Coalhunter’s operations. Environmental hazards may exist on the properties in which Coalhunter holds interests, which are unknown to Coalhunter at present which have been caused by previous or existing owners or operators of the properties.

          Government approvals and permits are currently, and may in the future be, required in connection with Coalhunter’s operations. To the extent such approvals are required and not obtained, Coalhunter may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Litigation

          Legal proceedings may arise from time to time in the course of Coalhunter’s business. There have been a number of cases where the rights and privileges of mining and exploration companies have been the subject of litigation. Such litigation may be brought against Coalhunter in the future from time to time or Coalhunter may be subject to another form of litigation.

Health and Safety

          Coalhunter’s activities are and will continue to be subject to health and safety standards and regulations. Failure to comply with such requirements may result in fines and/or penalties being assessed against Coalhunter.

Competition

          The coal mining industry is intensely competitive in all its phases. Coalhunter competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition and exploration of mineral claims, leases and other mineral interests, as well as for the recruitment and retention of qualified management and employees and for a limited number of potential customers. Because of Coalhunter’s limited financial resources and technical facilities, it could be at a competitive disadvantage in its negotiations in respect of these matters.

C - 25 -

Conflicts of Interest

          Certain directors and officers of Coalhunter are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, development and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of Coalhunter are required by law to act honestly and in good faith with a view to the best interests of Coalhunter and to disclose any interest, which they may have in any project or opportunity of Coalhunter. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not Coalhunter will participate in any project or opportunity, the directors will primarily consider the degree of risk to which Coalhunter may be exposed, its financial position at the time, target minerals, targeted deposit type and geographic location.

Legal Proceedings and Regulatory Actions

          Coalhunter was not party to, nor was any of its property the subject of, any legal proceedings or regulatory actions since the beginning of Coalhunter’s most recently completed financial year.

SCHEDULE “D”
AUDITED FINANCIAL STATEMENTS OF COALHUNTER MINING CORPORATION

Coalhunter Mining Corporation

Consolidated Financial Statements
December 31, 2010 and 2009
(Amounts expressed in Canadian dollars)

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806
www.pwc.com/ca

February 28, 2011

Independent Auditor’s Report

To the Directors
of Coalhunter Mining Corporation

We have audited the accompanying consolidated financial statements of Coalhunter Mining Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Coalhunter Mining Corporation as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of matter
Without qualifying our opinion, we draw attention to note 1 in the financial statements which discloses conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Coalhunter Mining Corporation
Consolidated Balance Sheets
As at December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

	2010	2009
	$	$

Assets

Current assets
Cash and cash equivalents	4,286,495	20,244
Receivables	136,239	3,010
Prepaids	50,802	-

	4,473,536	23,254

Equipment (note 3)	44,018	1,212

Mineral property advances	51,688	-

Mineral properties (note 5)	9,923,230	1

Reclamation deposit (note 4)	5,000	-

	14,497,472	24,467
Liabilities

Current liabilities
Accounts payable and accrued liabilities	530,604	301,388

Shareholders’ Equity (Deficiency)

Capital stock (note 7)	8,624,794	1,623,685

Contributed surplus (note 7)	1,443,940	128,135

Special warrants (note 7)	6,713,000	-

Deficit	(2,814,866)	(2,028,741)

	13,966,868	(276,921)

	14,497,472	24,467

Nature of operations and going concern (note 1)

Subsequent events (note 14)

On behalf of the Board of Directors

signed “Larry Horan”	Director	signed “Michael Hunter”	Director

The accompanying notes are an integral part of these consolidated financial statements.

Coalhunter Mining Corporation
Consolidated Statements of Operations, Comprehensive Loss and Deficit
For the years ended December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

	2010	2009
	$	$

Expenses
Consulting fees	64,313	7,000
Investor relations	4,979	-
Insurance	15,000	-
Office	21,438	1,762
Professional fees	122,773	109,856
Rent	17,508	1,500
Regulatory fees	2,447	-
Salary	191,352	75,973
Stock-based compensation	490,488	18,464
Telephone	7,535	3,700
Travel	24,964	41,519
Amortization	364	519

Loss before other items	(963,161)	(260,293)

Other items
Interest income	-	-
Foreign exchange gain	8,510	25,389
Property expenditures	(9,225)	-
Mineral properties written-off (note 5)	-	(2,510,265)

	(715)	(2,484,876)

Loss before taxes	(963,876)	(2,745,169)

Future income tax recovery (note 8)	177,751	999,159

Loss and comprehensive loss for the year	(786,125)	(1,746,010)

Deficit - Beginning of year	(2,028,741)	(282,731)

Deficit - End of year	(2,814,866)	(2,028,741)

Basic and diluted loss per common share	(0.04)	(0.17)

Basic and diluted weighted average number of common shares	21,614,400	10,258,099

The accompanying notes are an integral part of these consolidated financial statements.

Coalhunter Mining Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

	2010	2009
	$	$

Cash flows from operating activities
Loss for the year	(786,125)	(1,746,010)
Items not affecting cash
Mineral properties written-off	-	2,510,265
Stock-based compensation	490,488	18,464
Amortization	364	519
Future income tax recovery	(177,751)	(999,159)
Changes in non-cash working capital items
(Increase) decrease in receivables	(24,682)	16,884
Increase in prepaids	(50,802)	-
Increase (decrease) in accounts payable and accrued liabilities	4,040	(13,118)

Net cash used in operating activities	(544,468)	(212,155)

Cash flows from financing activities
Capital stock issued for cash	7,012,113	12,500
Special warrants issued for cash	7,000,000	-
Share issuance costs	(605,938)	-

Net cash provided by financing activities	13,406,175	12,500

Cash flows from investing activities
Equipment	(43,170)	-
Reclamation deposit	(5,000)	-
Mineral property advances	(51,688)	-
Mineral properties	(8,495,598)	38,242

Net cash (used in) provided by investing activities	(8,595,456)	38,242

Change in cash and cash equivalents during the year	4,266,251	(161,413)

Cash and cash equivalents - Beginning of year	20,244	181,657

Cash and cash equivalents - End of year	4,286,495	20,244

Supplemental disclosure with respect to cash flows (note 9)

The accompanying notes are an integral part of these consolidated financial statements.

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

1	Nature of operations and going concern

Coalhunter Mining Corporation (the “Company”) was incorporated under the laws of British Columbia, Canada on June 16, 2008 and commenced operations on June 20, 2008. The Company is primarily engaged in the acquisition and exploration of mineral properties and is considered to be in the exploration stage.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Since incorporation, the Company has incurred losses and as at December 31, 2010 has an accumulated deficit of $2,814,866 (2009 - $2,028,741). These conditions cast significant doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The continued operation of the Company is dependent upon raising additional funds and its ability to maintain its option and joint venture requirements (note 5). However, there is no assurance that such initiatives will be successful.

The financial statements do not include any adjustments relating to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in existence. Such adjustments could be material.

2	Significant accounting policies

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Coalhunter America Inc. All significant intercompany transactions and balances have been eliminated.

Generally accepted accounting principles

These financial statements are prepared in accordance with Canadian GAAP. All amounts, unless specifically indicated otherwise, are presented in Canadian dollars.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Significant estimates include the carrying value of mineral properties, stock-based compensation and the valuation of future income tax assets. Actual results could differ from these estimates.

(1)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

2	Significant accounting policies (continued)

Financial instruments

All financial instruments are classified into one of five categories: held-for-trading financial instruments, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured and reported on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured and reported at amortized cost. Subsequent measurements and changes in fair value will depend on their initial classification. Held-for-trading financial instruments are measured at fair value and changes are recognized in the statement of operations in the period in which the change occurs. Available-for-sale financial assets are measured at fair value and changes are recognized in other comprehensive income until the financial instrument is derecognized or impaired.

The Company has classified its cash and cash equivalents as held-for-trading; receivables are classified as loans and receivables; and accounts payable and accrued liabilities are classified as other financial liabilities.

Fair values are estimated using the fair value hierarchy set out in Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862, Financial Instruments - Disclosures. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The Company provides disclosure that enables users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Equipment

Equipment is carried at cost. Amortization is calculated using the declining balance method applying the following annual rates:

Office equipment	30%
Furniture and fixtures	20%
Software	100%

(2)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

2	Significant accounting policies (continued)

Mineral properties

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic mineral reserve is defined or the prospect is determined by management to be impaired or abandoned. Amounts received for the sale of mineral properties, for option payments and for exploration advances are treated as reductions of the cost of the property; payments in excess of capitalized costs are recognized in income. Costs for a producing prospect are amortized using the unit-of-production method based on the estimated life of the mineral reserves, while costs for the prospects abandoned or determined to be impaired are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable mineral reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, titles to all of its properties are in good standing.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

(3)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

2	Significant accounting policies (continued)

Impairment of long-lived assets

The Company’s long-lived assets, comprising equipment and mineral properties, are tested for recoverability whenever events or circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

When estimates of future net cash flows are not available and other conditions suggest impairment, management assesses whether the carrying value can be recovered. If impairment is identified, the carrying value of the property interest is written down to its estimated fair value.

Foreign currency translation

The monetary assets and liabilities of the Company denominated in foreign currencies are translated into Canadian dollar equivalents at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at rates approximating those on the transaction date except for depreciation which is translated at historical rates. Exchange gains or losses arising on translation are included in the statement of operations.

Stock-based compensation

The Company uses the fair value based method of accounting for stock options granted to employees and directors. Under this method, the fair value of the stock options at the date of the grant, as determined using the Black-Scholes option pricing model, is recognized as an expense over the vesting period, with a corresponding amount recorded as contributed surplus. If the stock options are exercised, the proceeds are credited to capital stock and the original fair value of the options exercised is reclassified from contributed surplus to capital stock.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments on its loss per share. Under this method, the dilutive effect on basic loss per share is calculated assuming that all proceeds that could have been obtained through the exercise of stock options, warrants and/or similar instruments would be used to purchase common shares at the average market price during the year. For the years presented, this calculation was anti-dilutive.

Loss per share is calculated by dividing the net loss for the year by the weighted average number of common shares outstanding during the year.

(4)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

2	Significant accounting policies (continued)

Future income taxes

Future income taxes are recorded using the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to be in effect when the asset is realized or the liability is settled. The effect on future tax assets and liabilities of a change in tax rates is recognized as either income or expense in the year in which the enactment or substantive enactment occurs. In the event that the Company has determined that it is likely the future tax asset will not be fully recovered, a valuation allowance is recorded to reduce the amount of the future tax asset to its estimated recoverable value.

Recent accounting pronouncements

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Sections 1582 Business Combinations, 1601 Consolidated Financial Statements and 1602 Non-controlling Interests which replace CICA Handbook Sections 1581 Business Combinations and 1600 Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements. These sections are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning on or after January 1, 2011. Early adoption of these sections is permitted and all three sections must be adopted concurrently.

3	Equipment

			2010			2009

		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$

Office equipment	11,300	883	10,417	1,731	519	1,212
Furniture and fixtures	26,911	-	26,911	-	-	-
Software	6,690	-	6,690	-	-	-

	44,901	883	44,018	1,731	519	1,212

(5)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

4	Reclamation deposit

The Company holds the following reclamation deposit:

	2010	2009
	$	$

Ministry of Energy, Mines and Petroleum Resources	5,000	-

5	Mineral properties

	Carbon Creek	F&N	Torchlite
	Property	Property	Property	Total
	$	$	$	$

As at December 31, 2008	-	2,282,272	266,236	2,548,508

Acquisition costs
Additions during the year
Cash deposits	-	35,880	31,051	66,931
Cash deposits recovered	-	(102,621)	-	(102,621)

Total acquisition costs	-	(66,741)	31,051	(35,690)

Written off during the year	-	(2,215,530)	(297,287)	(2,512,817)

As at December 31, 2009	-	1	-	1

Acquisition costs
Additions during the year
Cash payments	7,350,000	-	-	7,350,000
Shares	600,000	-	-	600,000
Options and warrants issued (a), (c)	434,091	-	-	434,091

Total acquisition costs	8,384,091	-	-	8,384,091

Exploration costs
Additions during the year
Assays	56,236	-	-	56,236
Drilling	890,754	-	-	890,754
Report preparation	226,505	-	-	226,505
Geological	55,974	-	-	55,974
Stock-based compensation	99,160	-	-	99,160
Field work	32,758	-	-	32,758

Total exploration costs	1,361,387	-	-	1,361,387

Future income tax (note 8)	177,751	-	-	177,751

As at December 31, 2010	9,923,229	1	-	9,923,230

(6)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

5	Mineral properties (continued)

Carbon Creek Property - British Columbia

To acquire the Carbon Creek Property, the Company entered into the following agreements:

a)

On May 18, 2010, the Company entered into a Coal Tenure Option Agreement (“Johnson Agreement”) to acquire Coal Licenses located in the Peace River Land District of British Columbia. Consideration for a 100% interest in the licenses consists of:

		•	$75,000 non-refundable deposit upon execution of the agreement and $275,000 first option payment. Both of these amounts have been paid.

•

$5,000,000 second option payment, due within four months of the date the Coal License Tenure is converted to a Coal License as issued by the Government of British Columbia and transferred to the Company. The Company can extend the payment date by paying a $20,000 monthly fee for up to three additional months.

		•	issue of 500,000 common shares of the Company. Such issuance is to be made concurrent with the payment of the second option payment.

•

issue of an option to acquire 1,000,000 common shares of the Company at an exercise price of $0.15 per share (issued). The option agreement expires 30 days before a going public transaction either by an initial public offering or a takeover/merger transaction. Subsequent to the year-end, the Company received notice that the option will be exercised by March 9, 2011.

b)

On June 15, 2010, the Company acquired a Coal Lease Option Agreement (“Burns Agreement”) on 10 Crown Granted District Lots (“CGDL”) located in the Peace River Land District of British Columbia. To maintain its option, the Company must make the following payments:

		•	$1,000,000 on the closing of the agreement (paid).

		•	$2,500,000 on December 31, 2010 (paid).

		•	$2,500,000 on November 15, 2011 (extended to December 31, 2011).

Upon payment of the above-mentioned $6,000,000, the Company will receive the right to exercise the option at $1.

The Company will pay a 5% freight on rail royalty on coal sold or $2 per metric tonne on coal sold, whichever is greater, and 20% on sales for any coal substances sold or consumed on the lands. Title to the CGDL does not pass to the Company.

(7)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

5.	Mineral properties (continued)

Carbon Creek Property - British Columbia (continued)

c)

On June 15, 2010, the Company entered into a joint venture agreement (the “Joint Venture Agreement”), which includes 10 Coal License Tenure Applications of which title does not pass to the Company, to own and participate in common operation and exploration, development and production of the Carbon Creek Property. The Carbon Creek Property will consist of the Company’s interest in the Coal Licenses of the Johnson Agreement once they are transferred to the Company, the Company’s interest in the Burns Agreement once exercised, and the Joint Venture Agreement once the Coal License Tenure Applications have been converted to Coal Licenses, and any additional licenses acquired within 25 kilometres of the Carbon Creek Property. Pursuant to the Joint Venture Agreement, the Company will earn a 75% interest and shall bear all costs of carrying out exploration, development, mining and the marketing of the product. The joint venture partner will not contribute to any of the above costs and will receive 25% of the net proceeds of production following the repayment to the Company of any monies paid in accordance with the Johnson Agreement and those monies required to develop the mine site and put it into production.

To acquire its interest in the joint venture, the Company will:

		•	make the following payments:

			-	$1,000,000 upon execution of the agreement (paid).
			-	$2,500,000 on December 31, 2010 (paid).
			-	$2,500,000 on November 15, 2011.

		•	issue 2,000,000 common shares of the Company at a value of $0.30 per share (issued).

•

issue 2,000,000 warrants at the later of the Company’s initial public offering and November 15, 2010, to acquire common shares of the Company at a price of $0.40 per share for a period of two years from the date of issuance (issued).

F&N Property - West Virginia, USA

During the period ended December 31, 2008, the Company entered into an Asset Purchase Agreement with F&N Construction Inc. (“F&N”) to acquire, among other assets, the real property, leases, the Rich Creek Option, facilities, permits and all pending applications, coal inventory, equipment, books and records, contractual rights, proceeds and accounts, bonds, contract mining agreements and insurance benefits.

Pursuant to the agreement to acquire the assets, the Company was required to make a cash payment of US$20,000,000 less any pre-petition advances (US$775,000) and post-petition advances made by the Company, payments as required pursuant to the overriding royalty and the assumption of assumed liabilities.

The Asset Purchase Agreement was subject to the approval of the United States Bankruptcy Court for the Southern District of West Virginia.

(8)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

5	Mineral properties (continued)

F&N Property - West Virginia, USA (continued)

During the year ended December 31, 2009, the Company wrote down its acquisition deposit of $2,215,530 on the F&N Property to a carrying value of $1. The Company may recover a portion of its acquisition deposit at the conclusion of F&N’s bankruptcy proceedings.

Torchlite Property - Kentucky, USA

During the period ended December 31, 2008, the Company entered into a Letter of Intent to acquire a 52% interest in a coal permit located in Louisa, Kentucky. Pursuant to the agreement to acquire its interest, the Company’s obligations were as follows:

	•	cash payments aggregating US$2,500,000 payable as follows:

		-	US$500,000 for mine planning and start-up costs at the mine (paid US$151,500).
		-	US$2,000,000 payable within 18 months of the planned March 13, 2009 closing date (not paid).

	•	issue of 250,000 common shares on March 13, 2009, the closing date (not issued).

	•	The vendor of the property will mine the coal and sell to the Company at cost. The Company will sell the coal and return 48% of the profits to the vendor less funds spent on capital expenditures.

During the year ended December 31, 2009, the Company wrote off funds advanced for site development at the Torchlite project in the amount of $297,287 as the Company could not meet its financial commitments under the agreement and due to the downturn in the thermal coal market.

6	Related party transactions

The Company paid wages and consulting fees of $191,612 (2009 - $65,000) to an officer and a director and to a company controlled by an officer and a director.

The Company issued 600,000 compensation warrants at an exercise price of $0.05 for a period of two years (note 7) to an officer and a director.

Pursuant the Johnson Agreement, Burns Agreement and Carbon Creek Joint Venture Agreement, upon signature of the agreements, two counterparties were appointed as directors of the Company.

The Company entered into private placements (note 7) with Cardero Resources Corp. (“Cardero”). The Company and Cardero have a common director.

(9)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(10)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

7	Capital stock and contributed surplus

Issued

	Number		Contributed
	of shares	Amount	surplus
		$	$

As at December 31, 2008	10,097,140	1,611,185	109,671

2009 transactions
Stock-based compensation	-	-	18,464
For cash on warrants exercised	250,000	12,500	-

As at December 31, 2009	10,347,140	1,623,685	128,135

2010 transactions
For cash on private placement	23,102,743	6,887,053	-
For cash on exercise of warrants	1,950,000	97,500	-
For cash on exercise of broker warrants	95,944	27,560	-
Shares issued for mineral property	2,000,000	600,000	-
Broker warrants for private placements	-	(307,502)	307,502
Fair value of broker warrants exercised	-	15,436	(15,436)
Stock-based compensation	-	-	589,648
Share issuance costs	-	(318,938)	-
Vendor options and warrants for property acquisition (note 5(a) and 5(c))	-	-	434,091

As at December 31, 2010	37,495,827	8,624,794	1,443,940

In April 2010, the Company issued 1,860,000 common shares at a price of $0.125 per common share for gross proceeds of $232,500. The Company paid a finder’s fee by paying $5,688 and issuing 45,500 agent warrants. Each agent warrant entitles the holder to acquire one additional common share at $0.125 per share for two years from date of issuance.

In June 2010, the Company issued 12,000,000 common shares at a price of $0.30 per common share for gross proceeds of $3,600,000. The Company paid a finder’s fee by paying $252,000 and issuing 840,000 agent warrants. Each agent warrant entitles the holder to acquire one additional common share at $0.30 per share for two years from date of issuance.

In September 2010, the Company issued 5,634,600 common shares at a price of $0.35 per common share for gross proceeds of $1,972,110. The Company paid a finder’s fee of $61,250 and issued 175,000 agent warrants. Each agent warrant entitles the holder to acquire one additional common share at $0.35 per share for two years from date of issuance.

(11)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

In December 2010, the Company issued 3,608,143 common shares at a price of $0.30 per share for gross proceeds of $1,082,443.

(12)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

7	Capital stock and contributed surplus (continued) Special warrants

	Number
	of shares	Amount
		$

As at December 31, 2009	-	-

2010 transactions
For cash on special warrants	14,000,000	7,000,000
Finder’s fee	-	(287,000)

As at December 31, 2010	14,000,000	6,713,000

In December 2010, the Company issued 14,000,000 special warrants at a price of $0.50 per special warrant for gross proceeds of $7,000,000. The Company paid a finder’s fee of $287,000 and issued 560,000 agent warrants. Each agent warrant entitles the holder to acquire one additional common share at $0.50 per share for one year from date of issuance.

Each special warrant will entitle the holder to receive, upon the exercise or deemed exercise pursuant to the terms thereof, without payment of additional consideration:

a)

one common share (a “Share”) of the Company at any time after the closing date and up until 5:00 pm (Vancouver time) on the date that is the earlier of (i) July 31, 2012, and (ii) the third business day after the date (the “Qualification Date”) on which a receipt is issued or deemed to be issued by the last of the securities commissions or comparable regulatory authorities in each of the jurisdictions in which a (final) prospectus of the Company will be filed to qualify the distribution of Shares underlying the special warrants; or

b)	1.10 Share in the event that the Qualification Date does not occur prior to June 30, 2011 at 4:59 pm (Vancouver time); and

c)

in the event the Qualification Date does not occur prior to September 30, 2011 at 4:59 pm (Vancouver time), each special warrant shall entitle the holder for each 30 day period in which the Qualification Date has not occurred thereafter, up to and including July 31, 2012, to receive for no additional consideration an additional 0.01 Share.

(13)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

Stock options

The Company has a stock option plan (the “Plan”) under which it is authorized to grant options to directors, senior officers, employees, management, and consultants to acquire up to 10% of the issued and outstanding common shares. Under the Plan, the exercise price of each option may not be less than the market price of the Company's stock as calculated on the date of grant. Options can be granted for a maximum term of five years. Vesting is determined by the Board of Directors.

(14)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

7	Capital stock and contributed surplus (continued)

Stock options (continued)

As at December 31, 2010, the Company had stock options outstanding enabling the holder to acquire common shares as follows:

Number	Exercise
of shares	price	Expiry date
	$

50,000	0.050	July 4, 2013
100,000	0.125	July 7, 2013
300,000	0.250	July 18, 2013
300,000	0.050	October 15, 2014
25,000	0.125	October 15, 2014
100,000	0.250	October 15, 2014
75,000	0.300	October 15, 2014
1,425,000	0.300	August 31, 2015
570,000	0.350	December 16, 2015

2,945,000

Stock option transactions are summarized as follows:

	Number of
	outstanding	Weighted
	and	average
	exercisable	exercise
	options	price
		$

As at December 31, 2008	450,000	0.20
Options granted	500,000	0.13

As at December 31, 2009	950,000	0.16
Options granted	1,995,000	0.31

As at December 31, 2010	2,945,000	0.27

(15)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

7	Capital stock and contributed surplus (continued)

Stock options (continued)

During the year ended December 31, 2010, the Company granted 1,995,000 (2009 – 500,000) stock options, with exercises prices ranging from $0.30 to $0.35 per share. Each option has a five-year term to expiry and vest upon granting. At December 31, 2010, the weighted average remaining life of the outstanding option was 4.25 years. Management calculated the fair value of the options granted to be $589,648 (2009 - $18,464) using the Black-Scholes option pricing model. The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

	2010	2009

Risk-free interest rate	2.23%	2.88%
Expected life of options	5 years	5 years
Annualized volatility	121.7%	114.7%
Estimated forfeiture rate	0%	0%
Dividend rate	0%	0%

Warrants

As at December 31, 2010, the Company had share purchase warrants outstanding enabling the holders to acquire common shares as follows:

Number	Exercise
of shares	price	Expiry date
	$

300,000	0.050	March 1, 2012
150,000	0.050	April 6, 2012
150,000	0.050	June 15, 2012
45,500	0.125	April 6, 2012
1,000,000	0.150	(*) March 9, 2011
840,000	0.300	June 14, 2012
175,000	0.350	September 22, 2012
2,000,000	0.400	(**)
560,000	0.500	December 17, 2011

5,220,500

(*)	Subsequent to the year-end, the Company received notice of an intent to exercise the warrants (note 14(b)).

(**)	Two years from the later of November 15, 2010 and the Company’s initial public offering (note 5(c)).

(16)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

7	Capital stock and contributed surplus (continued)

Warrants (continued)

Warrant transactions were as follows:

		Weighted
	Number of	average
	warrants	exercise price
		$

As at December 31, 2008	2,836,144	0.07

2009 transactions
Warrants exercised	(250,000)	0.05

As at December 31, 2009	2,586,144	0.07

2010 transactions
Warrants issued	5,220,500	0.30
Warrants exercised	(2,045,944)	0.06
Warrants expired	(540,200)	0.11

As at December 31, 2010	5,220,500	0.30

8	Income taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2010	2009
	$	$

Loss before income taxes	(963,876)	(2,745,169)

Expected income tax recovery	(274,705)	(823,551)
Non-deductible expenses and other permanent differences	140,522	(240,406)
Changes in income tax rates	43,624	-
Changes in valuation allowance	(87,192)	64,798

Total income tax recovery	(177,751)	(999,159)

(17)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

8	Income taxes (continued)

The significant components of the Company’s future income tax are as follows:

	2010	2009
	$	$

Mineral properties	(177,751)	-
Non-capital loss carryforwards	253,429	162,870

	75,678	162,870
Valuation allowance	(75,678)	(162,870)

Total future income tax asset (liability)	-	-

The Company has non-capital losses of approximately $1,013,717 available for deduction against future taxable income. These losses, if not utilized, will expire through to 2029.

9	Supplemental disclosure with respect to cash flows

The significant non-cash transactions of the Company during the year ended December 31, 2010 consisted of:

	a)	the issuance of 2,000,000 common shares at a value of $600,000 pursuant to mineral property acquisitions.

	b)	the recognition of a fair value component of $15,436 in respect to broker warrants exercised.

	c)	the issuance of 1,620,500 warrants at a value of $307,502 as a finder’s fee on private placements and issue of special warrants.

	d)	the accrual of $225,177 of deferred exploration costs in accounts payable at December 31, 2010.

	e)	the issuance of 2,000,000 warrants and 1,000,000 common share purchase options at a value of $434,092 pursuant to mineral property acquisition.

There were no significant non-cash transactions during the year ended December 31, 2009.

10	Segmented information

As at December 31, 2010 and 2009, the Company has one reportable operating segment being the acquisition and exploration of resource properties in Canada (see note 5).

(18)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

11	Financial instruments and risk management

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair value of cash and cash equivalents is measured at Level 2 of the fair value hierarchy. The carrying value of receivables, accounts payable and accrued liabilities approximate their fair value because of the short- term nature of these instruments.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and receivables. Management believes that the credit risk concentration with respect to financial instruments included in receivables is remote and has deposited cash in Canadian chartered banks. The Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and receivables.

Liquidity risk

The Company’s approach to managing liquidity risk is to provide sufficient liquidity to meet liabilities when due. As of December 31, 2010 and 2009, the Company had cash balances of $4,286,495 and $20,244 to settle current liabilities of $530,604 and $301,388, respectively. All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. Additional information regarding liquidity risk is disclosed in note 1.

Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company’s current policy is to invest excess cash in investment-grade short-term investments issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(19)

Coalhunter Mining Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(Amounts expressed in Canadian dollars)

12	Capital management

The Company defines capital that it manages as shareholders’ equity, consisting of issued common shares, stock options and warrants. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such, the Company has historically relied on the equity markets to fund its activities.

Additional information regarding capital management is disclosed in note 1.

13	Commitments

The Company has entered into an operating lease agreement for premises. The annual lease payments under these leases are as follows:

$

2011	59,090
2012	60,784
2013	43,902

163,776

14	Subsequent events

	a)	On January 12, 2011, the Company issued 300,000 compensation warrants at an exercise price of $0.10 for a period of two years to an officer and a director of the Company.

	b)	On January 24, 2011, the Company received notice that the warrants to be exercised from the Johnson Agreement would be exercised on March 9, 2011 (note 5(a)).

(20)

SCHEDULE “E”
PRO FORMA FINANCIAL STATEMENTS

CARDERO RESOURCE CORP.

(An Exploration Stage Company)

Pro Forma Consolidated Financial Statements

 January 31, 2011

 (Unaudited)

(Expressed in Canadian Dollars, unless otherwise stated)

CARDERO RESOURCE CORP.
PRO FORMA CONSOLIDATED BALANCE SHEET
JANUARY 31,2 011
(Unaudited) - (Expressed in Canadian Dollars)

	Cardero at January	Coalhunte rat			Pro Forma
	31, 2011	December 31, 2010	Adjustments	Notes	Consolidated

Assets
Current
Cash andc ash equivalents	$34,079,389	$4,286,495	$150,000	3(d)
			126,250	3(e)	$38,642,134
Accounts receivable	478,081	136,239	-		614,320
Due from related parties	921,284	-	-		921,284
Loan receivable	8,105,977	-	-		8,105,977
Prepaide xpenses	330,005	50,802	-		380,807
Total Current Assets	43,914,736	4,473,536	276,250		48,664,522
Fixed Assets	283,595	44,018	-		327,613
Mineral Property advances	-	51,688	-		51,688
Resource Related Investments	87,760,358	-	-		87,760,358
Reclamation deposit	-	5,000	-		5,000
Equity Investments	7,815,583	-	(8,252,443)	3(a)
			436,860	3(a)	-
Resource Properties	18,457,328	9,923,230	59,911,623	3(a)	88,292,181

TotalAssets	$158,231,600	$14,497,472	$52,372,290		$225,101,362

Liabilities
Current
Accounts payable and accrued liabilities	$637,853	$530,604	$500,000	3(a)	$1,668,457
Income taxp ayable	26,350,700	-	-		26,350,700

	26,988,553	530,604	500,000		28,019,157
Future income tax liability	-	-	14,977,906	3(a)	14,977,906

Total Liabilities	26,988,553	530,604	15,477,906		42,997,063

Shareholders' equity
Capital stock	70,949,741	8,624,794	(8,901,044)	3(a)
			41,990,462	3(a)
			150,000	3(d)
			126,250	3(e)	112,940,203
Contributed Surplus	14,940,174	1,443,940	(1,443,940)	3(a)
Options			2,994,120	3(c)
Warrants			5,439,810	3(b)	23,374,104
Special warrants	-	6,713,000	(6,713,000)	3(a)
Accumulated other comprehensive income	47,323,011	-	-		47,323,011
Retained Earnings (Deficit)	(1,969,879)	(2,814,866)	2,814,866
			436,860	3(a)	(1,533,019)

Total Shareholders’ Equity	131,243,047	13,966,868	36,894,384		182,104,299

Total Liabilities and Shareholders’ Equity	$158,231,600	$14,497,472	$52,372,290		$225,101,362

Approved by the Board of Directors:

Signed: “Hendrik Van Alphen”	Director	Signed: “Lawrence W. Talbot”	Director

See notes to pro forma consolidated financial statements

CARDERO RESOURCE CORP.
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the Three-Month Period Ended January 31, 2011
(Unaudited) - (Expressed in Canadian Dollars)

	Cardero – three
	months	Coalhunter – three
	endedJ anuary 31,	months ended			Pro Forma
	2011	December 31, 2010	Adjustments	Notes	Consolidated

Expenses
Amortization	$18,119	$182	-		$18,301
Consulting fees	252,489	23,373	40,991	(1)	316,853
Insurance	28,133	15,000	-		43,133
Investor relations	554,761	16,130	-		570,891
Office costs	241,100	27,547	-		268,647
Professional fees	110,281	47,934	-		158,215
Property evaluations	280,557	-	-		280,557
Regulatory and transfer agent fees	17,975	2,447	-		20,422
Stock-based compensation	-	66,331	(66,331)	(1)	-
Salaries	801,293	85,248	25,340	(1)	911,881
Loss Before Other Items and Income Taxes	(2,304,708)	(284,192)	-		(2,588,900)

Other Items
Foreign exchange gain (loss)	(17,534)	8,418	-		(9,116)
Interest income, net of bank charges	42,158	-	-		42,158
Realized gain on sale of available-for- sale investment	2,196,898	-	-		2,196,898
Unrealized gain (loss) on derivative investments	3,702,823	-	-		3,702,823
Unrealized gain on held-for-trading investment	23,000	-	-		23,000
Loss on equity investment	(182,922)	-	172,147	3(a)	(10,775)
Income (Loss) Before Income Taxes	3,459,715	(275,774)	172,147		3,366,863
Current income tax expense	(2,127,060)	-	-		(2,127,060)
Future income tax recovery	3,016,838	177,751	-		3,194,589

Net Income (Loss) and Comprehensive Income (Loss) for the Year	$4,349,493	$(98,023)	$172,147		$4,423,617

Basic Income Per Share					$0.05
Fully Diluted Income Per Share					$0.05

See notes to pro forma consolidated financial statements

CARDERO RESOURCE CORP.
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVEI NCOME
For the Year Ended October 31, 2010
(Unaudited) -( Expressed in Canadian Dollars)

	Cardero – Year	Coalhunter – Year
	ended October 31,	ended December			Pro Forma
	2010	31, 2010	Adjustments	Notes	Consolidated

Expenses
Amortization	$69,463	$364	-		$69,827
Bad debt	104,835	-	-		104,835
Consulting fees	1,828,250	64,313	271,570	(1)	2,164,133
Insurance	162,115	15,000	-		177,115
Investor relations	1,184,166	29,943	-		1,214,109
Office costs	1,005,473	46,481	-		1,051,954
Professional fees	995,418	122,773	-		1,118,191
Property evaluations	226,202	9,225	-		235,427
Regulatory and transfer agent fees	104,686	2,447	-		107,133
Stock-basedc ompensation	-	490,488	(490,488)	(1)	-
Salaries	3,238,965	191,352	218,918	(1)	3,649,235
Loss Before Other Items and Income Taxes	(8,919,573)	(972,386)	-		(9,891,959)

Other Items
Foreigne xchange gain (loss)	(3,832,001)	8,510	-		(3,823,491)
Interest income, net ofb ank charges	36	-	-		36
Realized gain on sale o favailable-for-sale investment	939,651	-	-		939,651
Unrealized gain (loss) on derivative investments	1,346,746	-	-		1,346,746
Unrealized gain on held-for-trading investment	52,000	-	-		52,000
Gain on sale of resource property	87,727,157	-	-		87,727,157
Write-off of resource properties	(8,498,083)	-	-		(8,498,083)
Loss on equity investment	(483,461)	-	264,713	3(a)	(218,748)
Income (Loss) Before Income Taxes	68,332,472	(963,876)	264,713		67,633,309
Current income tax expense	(26,421,049)	-	-		(26,421,049)
Future income tax recovery	3,039,547	177,751	-		3,217,298

Net Income (Loss) and Comprehensive Income (Loss) for the Year	$44,950,970	$(786,125)	$264,713		$44,429,558

Basic Income Per Share					$0.54
Fully Diluted Income Per Share					$0.51

See notes to pro forma consolidated financial statements

CARDERO RESOURCE CORP.
NOTES TO THE PROFORMA CONSOLDATED FINANCIAL STATEMENTS
JANUARY 31,2 011
(Unaudited)  -  (Expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements have been prepared by the management of Cardero Resource Corp.(“Cardero” or the “Company”)for inclusion in the Cardero Information Circular in connection with the proposed Plan of Arrangement involving Cardero, Coalhunter Mining Corporation (“Coalhunter”) and Coalhunter’s security holders. The pro forma consolidated balance sheet as atJanuary 31, 2011 has been prepared assuming the acquisition of Coalhunter had occurred on January 31, 2011. The pro forma consolidated statement of operations and comprehensive income for the three months ended January31, 2011 and for the year ended October 31, 2010 has been prepared as if the acquisition of Coalhunter had occurred on November 1, 2009. Certain items on Coalhunter’s statement of operations have been reclassified to conform to Cardero’s accounting policies as disclosed in Cardero’s 2010 audited consolidated financial statements. These pro forma consolidated financial statements of the Company have been compiled from and include:

a)

An unaudited pro forma consolidated balance sheet as at January 31, 2011 combining the unaudited interim consolidated balance sheet of Cardero as at January 31, 2011 with the audited consolidated balance sheet of Coalhunter as at December 31, 2010.

b)

An unaudited pro forma consolidated statement of operations and comprehensive income for the three months ended January 31, 2011 combining the unaudited consolidated statements of operations and comprehensive income of Cardero for the three months ended January 31, 2011 and the unaudited consolidated statements of operations and comprehensive loss of Coalhunterfor the three months ended December 31, 2010.

c)

An unaudited pro forma consolidated statement of operations and comprehensive incomefor the year ended October 31, 2010 combining the audited consolidated statements of operations and comprehensive income of Cardero for the year ended October 31, 2010 and the audited consolidated statement of operations and comprehensive loss of Coalhunter for the year ended December 31, 2010.

It should be noted that the figures for the unaudited consolidated statement of operations and comprehensive loss for Coalhunter for the three month period ended December 31, 2010 that are included in the unaudited pro forma consolidated statements of operations and comprehensive income for the three month period ended January 31, 2011 are also included in the unaudited pro forma consolidated statements of operations and comprehensive loss for the year ended December 31, 2010.

The unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included therein, as referred to above or available at www.sedar.com.

It is management’s opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described herein and are in accordance with Canadian generally accepted accounting principles (“GAAP”) applied on a basis consistent with the Company’s accounting policies. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Cardero which would have actually resulted had the transactions been effected on the dates indicated. Furthermore, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. Actual amounts recorded upon consummation of the transactions will differ from those recorded in the unaudited pro forma consolidated financial statements and the differences may be material.

5

CARDERO RESOURCE CORP.
NOTES TO THE PROFORMA CONSOLDATED FINANCIAL STATEMENTS
JANUARY 31,2 011
(Unaudited)  -  (Expressed in Canadian Dollars)

2.         ACQUISITION OF COALHUNTER

An Arrangement Agreement provides for a Plan of Arrangement (the “Arrangement”) that results in the Coalhunter shareholders receiving 23,590,147 common shares of Cardero in exchange for 15,487,684 common shares outstanding as well as 14,000,000 common shares issuable on the exercise of the outstanding special warrants, in accordance with an exchange ratio of 0.8 of a common share of Cardero for each one common share of Coalhunter (the “Exchange Ratio”). Coalhunter’s outstanding warrants and stock options will also be adjusted to be exercisable for Cardero shares on the basis of the Exchange Ratio. On completion of the transaction, Coalhunter will become a wholly-owned subsidiary of Cardero.

The acquisition of Coalhunter has been accounted for as an asset acquisition whereby all of the assets acquired and liabilities assumed are recorded at fair value.The net assets acquired pursuant to the acquisition areas follows:

Net assets acquired
Cash and cash equivalents	$4,562,745
Accounts receivable	136,239
Pre paid expenses	50,802
Fixed assets	44,018
Mineral property advances	51,688
Reclamation deposit	5,000
Resource properties	69,834,853
Accounts payable and accrued liabilities	(530,604)
Future income tax liability	(14,977,906)
$59,176,835

Total Purchase Price:
Book value -45.5% of Coalhunter	$8,252,443
Issuance of Cardero common shares for 54.5%	41,990,462
Fair value of Cardero warrants as replacement warrants	5,439,810
Fair value of Cardero options as replacement options	2,994,120
Transaction costs	500,000
$59,176,835

The actual amounts recorded on the acquisition will be determined at the date of acquisition and may differ from the actual amounts intended above. Such differences could be material.

3.          PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The following are the pro forma assumptions and adjustments relating to the acquisition of Coalhunter.

a)	The elimination of the historical shareholders’ equity accounts of Coalhunter to reflect:

i.

the issuance of 23,590,147 common shares of the Company on the basis of 0.8 of a Cardero common share for one Coalhunter common share for the Acquisition of 29,487,684 outstanding common shares of Coalhunter, representing 54.50% of the total outstanding common shares of Coalhunter, valued at $41,990,462 using the share price of the Company as at January 31, 2011.

ii.

previous period acquisitions of 23,408,143 of Coalhunter’s outstanding common shares and special warrants for $8,252,443, currently representing 45.5% of Coalhunter’s combined common shares and special warrants.

	iii.	the accrual of estimated transaction costs in the amount of $500,000. The resulting allocation of the purchase price of Coalhunter was to the fair value of the assets and liabilities.

6

CARDERO RESOURCE CORP.
NOTES TO THE PROFORMA CONSOLDATED FINANCIAL STATEMENTS
JANUARY 31,2 011
(Unaudited)  -  (Expressed in Canadian Dollars)

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (continued)

b)

Each Coalhunter warrant outstanding will entitle the holder to receive, upon exercise, the number of Cardero shares using the same exchange ratio that was used for the common shares. As of January 31, 2011, Coalhunter holders would be granted 3,856,400 Cardero warrants in exchange for the Coalhunter warrants that they held, which includes 480,000 Cardero warrants replacing 600,000 warrants granted by Coalhunter subsequent to January 31, 2011. All of the Cardero warrants were measured at their fair value using the Black-Scholes option pricing model based on their remaining life of the warrant at January 31, 2011.The weighted average assumptions used in the Black-Scholes option pricing model were: exercise price of $0.39; risk-free interest rate of 1.74%, expected volatility of 55.46%, expected life of 1.55 years and expected dividend yield of 0%.

c)

Each Coalhunter option that is held by an individual who will continue to be eligible to hold a Cardero option will entitle the holder to receive, upon exercise, the number of Cardero sharesusing the same exchange ratio that was used for the common shares at 125% of the current exercise prices. As of January 31, 2011, Coalhunter holders would be granted 2,036,000 Cardero stock options in exchange for the Coalhunter options that they held. All of the Cardero options were measured at their fair value using the Black-Scholes option pricing model based on a two year remaining life at January 31, 2011. All options are fully vested at the measurement date.The weighted average assumptions used in the Black-Scholes option pricing model were: average exercise price of $0.32, expected volatility of 61.84%, expected life of 2 years, risk-free interest rate of 1.74% and expected dividend yield of 0%.

d)	1,000,000 warrants at $0.15 will be exercised for $150,000 by Coalhunter warrant holders prior to the close of the Plan of Arrangement.

e)	400,000 stock options,with a weighted average exercise price of $0.3156, will be exercised for $126,250 by Coalhunter option holders prior to the close of the Plan of Arrangement.

4.	PRO FORMA INCOME PER SHARE

The pro forma basic and diluted income per share for the three-month period ended January 31, 2011, is based on the weighted average number of common shares outstanding of Cardero, as adjusted for the shares to be issued as consideration for the acquisition, as follows:

Weighted average outstanding shares for the period ended January 31, 2011	58,547,215
Issuance of common shares to Coalhunter shareholders	23,590,147
Weighted average number of common shares outstanding	82,137,362

Plus incremental shares from assumed conversions
Stock options	2,536,197
Warrants	2,939,448
Dilutive potential common shares	5,475,645

Adjusted weighted average shares	87,613,007

Pro forma net income for the period ended January 31, 2011	$4,423,617

Pro forma basic income per share	$0.05

Pro forma fully diluted income per share	$0.05

7

CARDERO RESOURCE CORP.
NOTES TO THE PROFORMA CONSOLDATED FINANCIAL STATEMENTS
JANUARY 31,2 011
(Unaudited)  -  (Expressed in Canadian Dollars)

4.	PRO FORMA INCOME PER SHARE (continued)

The pro forma basic and diluted income per share for the year ended October 31, 2010 is based on the weighted average number of common shares outstanding of Cardero, as adjusted for the shares to be issued as consideration for the acquisition, as follows:

Weighted average outstanding shares for the year ended October 31, 2010	58,571,515
Issuance of common shares to Coalhunter shareholders	23,590,147
Weighted average number of common shares outstanding	82,161,662

Plus incremental shares from assumed conversions
Stock options	1,642,044
Warrants	2,697,030
Dilutive potential common shares	4,339,074

Adjusted weighted average shares	86,500,736
Pro forma net income for the year ended October 31, 2010	$44,429,558

Pro forma basic income per share	$0.54

Pro forma fully diluted income pers hare	$0.51

5.         SHARECAPITAL

Share capital as at January 31, 2011 in the unaudited pro-forma consolidated financial statements is comprised of the following:

	Number of	Capital Stock	Contributed
	Shares		Surplus
Authorized
Unlimited common shares without par value
Issued
Balanceas at January 31, 2011	58,948,302	$70,949,741	$14,940,174
Shares issued as part of consideration for 54.5% of the outstanding common shares of Coalhunter	23,590,147	41,990,462	-
Fair value of Cardero warrants as replacement warrants	-	-	5,439,810
Fair value of Cardero options as replacement options	-	-	2,994,120
	82,568,449	$112,940,203	$23,374,104

8